                                 EXHIBIT 99.1

                         OFFICE OF THRIFT SUPERVISION
                              1700 G STREET, N.W.
                            WASHINGTON, D.C. 20552

                                  FORM 10-KSB

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [FEE REQUIRED]
     For the Fiscal Year Ended March 31, 1997
                                       OR
[_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [NO FEE REQUIRED]

     For the transition period from _______________ to  ______________________

                            OTS DOCKET NUMBER 4195

                      THE WAYNE SAVINGS AND LOAN COMPANY
                      ----------------------------------
            (Exact name of registrant as specified in its charter)

                    OHIO                               34-0606020
     ----------------------------------      -----------------------------
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)             Identification Number)

     151 NORTH MARKET STREET, WOOSTER, OHIO                 44691
     --------------------------------------                 -----
    (Address of Principal Executive Offices)               Zip Code

                                (330) 264-5767
                       --------------------------------
                        (Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:  NONE

Securities Registered Pursuant to Section 12(g) of the Act:  COMMON STOCK, PAR
                                                             -----------------
VALUE $1.00 PER SHARE
---------------------
 (Title of Class)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such
requirements for the past 90 days. YES   X   NO ____
                                       -----

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X].

     The issuer's revenues for the fiscal year ended March 31, 1997, were $19.3 million.

     The aggregate market value of the voting stock held by non-affiliates of the Registrant, computed by reference to the closing sales price of the Registrant's stock, as reported on the Nasdaq SmallCap Market on June 13, 1997, was approximately $14.8 million. This amount excludes shares held by Wayne Savings Bankshares, M.H.C., and the Registrant's directors and senior officers. As of June 13, 1997, there were issued and outstanding 2,247,993 shares of the Registrant's Common Stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

1. Sections of Annual Report to Stockholders for the fiscal year ended March 31, 1997 (Parts II and III).

2.   Proxy Statement for the 1997 Annual Meeting of Stockholders (Parts I and
III).

                                    PART I
                                    ------

ITEM 1.   BUSINESS
------------------

GENERAL

     The Wayne Savings and Loan Company ("Wayne Savings" or the "Association") is an Ohio-chartered stock savings and loan association headquartered in Wooster, Ohio. The Association's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF"). The Association has been a member of the Federal Home Loan Bank ("FHLB") System since 1937. At March 31, 1997, the Association had total assets of $252.2 million, total deposits of $211.4 million, and stockholders' equity of $23.1 million.

     The Association is a community-oriented savings institution offering traditional financial services to its local community. The Association's primary lending and deposit gathering area includes Wayne, Holmes, Ashland, and Medina counties, where it operates six full-service offices. This contiguous four-county area is located in north central Ohio, and is an active manufacturing and agricultural market. The Association's principal business activity consists of originating one- to four-family residential real estate loans in its market area. The Association also originates multi-family residential and non-residential real estate loans, although such loans constitute a small portion of the Association's lending activities and a decreasing portion of the Association's loan portfolio. The Association also originates consumer loans, and to a lesser extent, construction loans. The Association also invests in mortgage-backed securities and currently maintains a significant portion of its assets in liquid investments, such as United States Government securities, federal funds, and deposits in other financial institutions.

     The Association's principal executive office is located at 151 North Market Street, Wooster, Ohio, and its telephone number at that address is (330) 264-5767.

MARKET AREA/LOCAL ECONOMY

     The Association, headquartered in Wooster, Ohio, operates in Wayne, Ashland, Medina and Holmes Counties in north central Ohio. Wooster, Ohio is located in Wayne County and is approximately midway between Cleveland and Columbus, Ohio.

     Wayne County is characterized by a diverse economic base, which is not dependent on any particular industry. It is one of the leading agricultural counties in the state. In addition, since 1892, Wooster has been the headquarters of the Ohio Agricultural Research and Development Center, the agricultural research arm of The Ohio State University. Wayne County is also the home base of such nationally known companies as Rubbermaid Incorporated, J.M. Smucker Company (located in the City of Orrville) and the Wooster Brush Company. It is also the home of many industrial plants, including those of Packaging Corporation of America, Morton Salt, Bell and Howell Micro Photo Division, FritoLay, Inc., and The Gerstenslager Company. Wayne County is also known for its excellence in education. The College of Wooster was founded in 1866. Other quality educational opportunities are offered by the Agricultural Technical Institute of Ohio State University, and Wayne College, a branch of The University of Akron. Wayne Savings operates two full-service offices in Wooster.

     Ashland County, which is located due west of Wayne County, also has a diverse economic base. In addition to its agricultural segment, Ashland County has manufacturing plants producing rubber and plastics, machinery, transportation equipment, chemicals, apparel, and other items. Ashland is also the home of Ashland University. The City of Ashland is the county seat and the location of one of the Association's branch offices.

     Medina County, located just north of Wayne County, is the center of a fertile agricultural region. Farming remains the largest industry in the county in terms of dollar value of goods produced. However, over 100 small manufacturing firms also operate in the county. The City of Medina is located in the center of the Cleveland-Akron-Lorain Standard Consolidated Statistical Marketing Area. Medina is located approximately 30 miles south of Cleveland and 15 miles west of Akron. Due to its proximity to Akron and Cleveland, a majority of Medina County's labor force is employed in these two cities. The Association operates one full-service office in Medina County, which is located in the Village of Lodi.

     Holmes County, located directly south of Wayne County, has a mostly rural economy. The local economy depends mostly upon agriculture, light manufacturing, fabrics, and wood products. Because of the scenic beauty and a large Amish settlement, revenues from tourism are becoming increasingly significant. The county is also noted for its many fine cheese-making operations. A large number of Holmes County residents are employed in Wayne County. The City of Millersburg is the county seat and the location of one of the Association's branch offices.

LENDING ACTIVITIES

     GENERAL. Historically, the principal lending activity of the Association has been the origination of fixed and adjustable rate mortgage ("ARM") loans collateralized by one- to four-family residential properties located in its market area. The Association originates ARM loans for retention in its portfolio, and fixed rate loans that are eligible for resale in the secondary mortgage market. The Association also originates loans collateralized by non-residential and multi-family residential real estate as well as commercial business loans; however, such lending has been reduced significantly in recent years and currently constitutes a relatively small portion of the Association's lending activities. The Association also originates consumer loans to broaden services offered to customers and to decrease the Association's interest rate risk exposure.

     The Association has sought to make its interest-earning assets more interest rate sensitive by originating adjustable rate loans, such as ARM loans, home equity loans, and medium-term consumer loans. The Association also purchases mortgage-backed securities generally with estimated remaining average lives of 5 years or less. At March 31, 1997, approximately $72.8 million, or 34.3%, of the Association's total loans and mortgage-backed securities, due after March 31, 1998, consisted of loans or securities with adjustable interest rates.

     The Association continues actively to originate fixed rate mortgage loans, generally with 15 to 30 year terms to maturity, collateralized by one- to four-family residential properties. One- to four-family fixed rate residential mortgage loans generally are originated and underwritten according to standards that allow the Association to resell such loans in the secondary mortgage market for purposes of managing interest rate risk and liquidity. The majority of such one- to four-family fixed rate residential mortgage loans, however, are retained by the Association. The Association retains servicing on its sold mortgage loans and realizes monthly service fee income. The Association also originates interim construction loans on one- to four-family residential properties.

     ANALYSIS OF LOAN PORTFOLIO. Set forth below are selected data relating to the composition of the Association's loan portfolio by type of loan as of the dates indicated.

                                                             At March 31,
                                        -------------------------------------------------------
                                                   1997                         1996     1995
                                        ---------------------------           --------  -------
                                           $         %        $         %        $         %
                                        --------  -------  --------  -------  --------  -------
(Dollars in Thousands)
Mortgage loans:
 One- to four-family residential(1)...  $184,381   85.98%  $177,267   83.60%  $170,450   81.63%
 Residential construction loans.......     5,717    2.67      5,250    2.48      5,680    2.72
 Multi-family residential.............     5,491    2.56     10,215    4.82     10,994    5.26
 Non-residential real estate/land(2)..     6,519    3.04      6,831    3.22      9,467    4.53
                                        --------  ------   --------  ------   --------  ------
   Total mortgage loans...............   202,108   94.25    199,563   94.12    196,591   94.14
Other loans:
 Consumer loans.......................    11,568    5.39     11,708    5.52     10,376    4.97
 Commercial business loans............       769     .36        767     .36      1,854     .89
                                        --------  ------   --------  ------   --------  ------
   Total other loans..................    12,337    5.75     12,475    5.88     12,230    5.86
                                        --------  ------   --------  ------   --------  ------
Total loans before net items..........   214,445  100.00%   212,038  100.00%   208,821  100.00%
                                                  ======             ======             ======

Less:
 Loans in process.....................     2,111              2,540              3,781
 Deferred loan origination fees.......     2,016              2,097              2,120
 Unearned income......................        --                 --                 82
 Allowance for loan losses............       914                888                981
                                        --------           --------           --------

   Total loans receivable, net........  $209,404           $206,513           $201,857
                                        ========           ========           ========

Mortgage-backed securities, net (3)...  $    873           $  1,929           $  2,920
                                        ========           ========           ========

_________________
(1) Includes equity loans collateralized by second mortgages in the aggregate amount of $7.3 million, $5.8 million, and $5.5 million, as of March 31, 1997, 1996 and 1995, respectively. Such loans have been underwritten on substantially the same basis as the Association's first mortgage loans.
(2)  Includes land loans of $449,000, $348,000, and $432,000 as of March 31,
     1997, 1996, and 1995, respectively.
(3)  Includes mortgage-backed securities designated as available for sale.

     LOAN AND MORTGAGE-BACKED SECURITIES MATURITY AND REPRICING SCHEDULE. The following table sets forth certain information as of March 31, 1997, regarding the dollar amount of loans and mortgage-backed securities maturing in the Association's portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they mature, and fixed rate loans and mortgage-backed securities are included in the period in which the final contractual repayment is due. Fixed rate mortgage-backed securities are assumed to mature in the period in which the final contractual payment is due on the underlying mortgage.

                                                                One        Three       Five         Ten       Beyond
                                                Within        Through     Through     Through     Through     Twenty
                                                One Year    Three Years  Five Years  Ten Years  Twenty Years  Years    Total
                                                ----------  -----------  ----------  ---------  ------------  ------   -----
                                                                     (In Thousands)
Mortgage loans (1):
 One to four family residential:
   Adjustable.................................  $58,755     $1,427       $   --      $    --    $    --       $    --  $ 60,182
   Fixed......................................      322        512        1,891       12,670     48,957        61,180   125,532
Multi-family residential and nonresidential:
   Adjustable.................................   10,039      1,263           --           --         --            --    11,302
   Fixed......................................       17        772           85        1,203        679           550     3,306
Second Mortgage Loans.........................        2         46          129          507         --            --       684
Other Loans:
   Commercial.................................      606        363           20            5         --            --       994
   Consumer...................................    2,359      2,583        2,136        3,231         25            --    10,334
                                                -------     ------       ------      -------    -------       -------  --------
Total loans...................................  $72,100     $6,966       $4,261      $17,616    $49,661       $61,730  $212,334
                                                =======     ======       ======      =======    =======       =======  ========

Mortgage-backed securities (2)................  $    48     $  447       $   --      $    --    $   333       $    --  $    828
                                                =======     ======       ======      =======    =======       =======  ========


__________________________
(1)  Amounts shown are net of loans in process of $2.1 million.
(2) Includes mortgage-backed securities available for sale. Does not include premiums of $5,000, unrealized gains of $47,000, and discounts of $7,000.

     The following table sets forth at March 31, 1997, the dollar amount of all fixed rate and adjustable rate loans due after March 31, 1998.

                                      Fixed    Adjustable   Total
                                     --------  ----------  --------
                                             (In Thousands)
Mortgage loans:
  One- to four-family residential..  $125,175     $60,181  $185,356
  Multi-family residential.........     3,289      11,301    14,590

Other loans:
  Commercial business..............       388         603       991
  Consumer.........................     9,484         692    10,176
                                     --------     -------  --------
     Total loans...................  $138,336     $72,777  $211,113
                                     ========     =======  ========

Mortgage-backed securities (1).....  $    780     $    --  $    780
                                     ========     =======  ========

_________________________
(1) Includes mortgage-backed securities available for sale.


     ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LOANS. The Association's primary lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans on properties located in the Association's market area. The Association generally does not originate one- to four-family residential loans on properties outside of its market area. At March 31, 1997, the Association had $184.4 million, or 86.0%, of its total loan portfolio invested in one- to four-family residential mortgage loans.

     The Association's fixed rate loans generally are originated and underwritten according to standards that permit resale in the secondary mortgage market. Whether the Association can or will sell fixed rate loans into the secondary market, however, depends on a number of factors including but not limited to the Association's portfolio mix, gap and liquidity positions, and market conditions. Moreover, the Association is more likely to retain fixed rate loans if its one year gap is positive. The Association's fixed rate mortgage loans are amortized on a monthly basis with principal and interest due each month. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option. The Association's secondary market activities over the past three years have been limited to sales of $2.0 million, $3.1 million, and $1.4 million for the fiscal years ended March 31, 1997, 1996 and 1995, respectively. Such sales generally constituted current period originations. No mortgage loans were held for sale as of March 31, 1997, 1996, and 1995.

     The Association currently offers one- to four-family residential mortgage loans with terms typically ranging from 15 to 30 years, and with adjustable or fixed interest rates. Originations of fixed rate mortgage loans versus ARM loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, customer preference, the Association's interest rate gap position, and loan products offered by the Association's competitors. Particularly in a relatively low interest rate environment, borrowers typically prefer fixed rate loans to ARM loans. Therefore, even if management's strategy is to emphasize ARM loans, market conditions may be such that there is greater demand for fixed rate mortgage loans. During the year ended March 31, 1997, the Association's ARM portfolio decreased by $1.3 million, or 2.3%.

     The Association's ARM loans adjust annually with interest rate adjustment limitations of 1% per year and with a cap of 3% on total rate increases or decreases over the life of the loan. The Association's current index on its ARM loans is the Ohio Cost of Funds for SAIF-Insured Savings Associations, which index is published quarterly by the OTS. In the past, the Association has used different interest indices for ARM loans, such as the National Average Contract Rate for Previously Occupied Homes and the National Average Cost of Funds. Consequently, the interest rate adjustments on the Association's portfolio of ARM loans do not reflect changes in a particular interest rate index. The Association does not originate ARM loans with initially discounted rates. The Association determines whether a borrower qualifies for an ARM loan based on the contractual rate of the ARM loan at the time the loan is originated. One- to four-family residential ARM loans totaled $60.2 million, or 28.3%, of the Association's total loan portfolio at March 31, 1997.

     The primary purpose of offering ARM loans is to make the Association's loan portfolio more interest rate sensitive. However, as the interest income earned on ARM loans varies with prevailing interest rates, such loans do not offer the Association predictable cash flows as would long-term, fixed rate loans. ARM loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on ARM loans may increase due to the upward adjustment of interest costs to the borrower. Management believes that the Association's credit risk associated with its ARM loans is reduced because the Association has a 3% cap on interest rate increases during the life of its ARM loans.

     The Association also offers home equity loans and equity lines of credit collateralized by a second mortgage on the borrower's principal residence. In underwriting these home equity loans, the Association requires that the maximum loan-to-value ratios, including the principal balances of both the first and second mortgage loans, not exceed 85%. The home equity loan portfolio consists of adjustable rate loans, which use the Ohio Average Cost of Funds for SAIF-Insured Savings Associations and the prime rate as published in The Wall Street Journal as interest rate indices. Home equity loans include fixed term adjustable rate loans, as well as lines of credit. As of March 31, 1997, the Association's equity loan portfolio totaled $7.3 million, or 4.0%, of its one- to four-family mortgage loan portfolio.

     The Association's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Association the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Association's fixed rate mortgage loan portfolio.

     Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. The Association's lending policies limit the maximum loan-to-value ratio on both fixed rate and ARM loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the property to serve as collateral for the loan. However, the Association makes one- to four-family real estate loans with loan-to-value ratios in excess of 80%. For 15 year fixed rate and all ARM loans with loan-to-value ratios of 80.01% to 90%, and 90.01% to 95%, the Association requires the first 20%, and 25%, respectively, of the loan to be covered by private mortgage insurance. For 30 year fixed rate loans with loan-to-value ratios of 80.01% to 85%, 85.01% to 90%, and 90.01% to 95%, the Association requires the first 12%, 25%, and 30%, respectively, of the loan to be covered by private mortgage insurance. The Association requires fire and casualty insurance, as well as title insurance regarding good title, on all properties securing real estate loans made by the Association and flood insurance, where applicable.

     MULTI-FAMILY RESIDENTIAL REAL ESTATE LOANS.   In recent years, the
Association has significantly reduced its originations of multi-family real estate loans. Loans securing multi-family real estate constituted approximately $5.5 million, or 2.6%, of the Association's total loan portfolio at March 31, 1997. The Association's multi-family real estate loans are secured by multi-family residences, such as apartment buildings. At March 31, 1997, 79.0% of the Association's multi-family loans were secured by properties located within the Association's market area. At March 31, 1997, the Association's multi-family real estate loans had an average balance of $138,000, and the largest multi-family real estate loan had a principal balance of $1.3 million. Multi-family real estate loans currently are offered with adjustable interest rates or short term balloon maturities, although in the past the Association originated fixed rate long term multi-family real estate loans. The terms of each multi-family loan are negotiated on a case by case basis, although such loans typically have adjustable interest rates tied to a market index, and amortize over 15 to 25 years. The Association currently does not emphasize multi-family real estate construction loans; however, the Association's policies do not preclude such lending.

     Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

     NON-RESIDENTIAL REAL ESTATE LOANS. The Association also has reduced significantly its non-residential real estate loan originations in recent years. Loans secured by non-residential real estate constituted approximately $6.5 million, or 3.0%, of the Association's total loan portfolio at March 31, 1997. The Association's non-residential real estate loans are secured by improved property such as offices, small business facilities, and other non-residential buildings. At March 31, 1997, 70.0% of the Association's non-residential real estate loans were secured by properties located within the Association's market area. At March 31, 1997, the Association's non-residential loans had an average balance of $162,000, and the largest non-residential real estate loan had a principal balance of $979,000. The terms of each non-residential real estate loan are negotiated on a case by case basis. Non-residential real estate loans are currently offered with adjustable interest rates or short term balloon maturities, although in the past the Association has originated fixed rate long term non-residential real estate loans. Non-residential real estate loans originated by the Association generally amortize over 15 to 25 years. The Association currently does not emphasize non-residential real estate construction loans; however, the Association's policies do not preclude such lending.

     Loans secured by non-residential real estate generally involve a greater degree of risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by non-residential real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

     The Association also originates a limited number of land loans secured by individual improved and unimproved lots for future residential construction. Land loans are generally offered with a fixed rate and with terms of up to 5 years. Land loans totaled $449,000 at March 31, 1997.

     RESIDENTIAL CONSTRUCTION LOANS. To a lesser extent, the Association originates loans to finance the construction of one- to four-family residential property. At March 31, 1997, the Association had $5.7 million, or 2.7%, of its total loan portfolio invested in interim construction loans. The Association makes construction loans to private individuals and to builders. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction loans are typically structured as permanent one- to four-family loans originated by the Association with a 12-month construction phase. Accordingly, upon completion of the construction phase, there is no change in interest rate or term to maturity of the original construction loan, nor is a new permanent loan originated.

     CONSUMER LOANS. Ohio savings associations are authorized to invest in secured and unsecured consumer loans in an aggregate amount which, when combined with investments in commercial paper and corporate debt securities, does not exceed 20% of an association's assets. In addition, an Ohio association is permitted to invest up to 5% of its assets in loans for educational purposes.

     As of March 31, 1997, consumer loans totaled $11.6 million, or 5.4%, of the Association's total loan portfolio. The principal types of consumer loans offered by the Association are fixed rate and fixed term second mortgage loans, auto and truck loans, education loans, credit card loans, unsecured personal loans, and loans secured by deposit accounts. Consumer loans are offered primarily on a fixed rate basis with maturities generally of less than ten years. The Association's second mortgage consumer loans are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans, of 80% or less. Such loans are offered on a fixed rate basis with terms of up to ten years. At March 31, 1997, second mortgage loans totaled $2.9 million, or 28.2%, of consumer loans.

     The underwriting standards employed by the Association for consumer loans include a determination of the applicant's credit history and an assessment of ability to meet existing obligations and payments on the proposed loan. The quality and stability of the applicant's monthly income are determined by analyzing the gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount.

     Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the lack of demand for used automobiles. The Association adds a general provision on a regular basis to its consumer loan loss allowance, based on general economic conditions and prior loss experience. See "--Delinquencies and Classified Assets--Non-Performing Assets," and "--Classification of Assets" for information regarding the Association's loan loss experience and reserve policy.

     MORTGAGE-BACKED SECURITIES. The Association also invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof. Investments in mortgage-backed securities are made either directly or by exchanging mortgage loans in the Association's portfolio for such securities. These securities consist primarily of fixed rate mortgage-backed securities issued or guaranteed by the Federal National Mortgage Association ("FNMA"), Freddie Mac, and the Government National Mortgage Association ("GNMA"). Total mortgage-backed securities, including those designated as available for sale, decreased from $1.9 million at March 31, 1996, to $873,000 at March 31, 1997, primarily as a result of prepayments of underlying collateral.

     The Association's objectives in investing in mortgage-backed securities varies from time to time depending upon market interest rates, local mortgage loan demand, and the Association's level of liquidity. Mortgage-backed securities are more liquid than whole loans and can be readily sold in response to market conditions and interest rates. Mortgage-backed securities purchased by the Association also have lower credit risk because principal and interest are either insured or guaranteed by the United States Government or agencies thereof.

     LOAN ORIGINATIONS, SOLICITATION, PROCESSING, AND COMMITMENTS. Loan originations are derived from a number of sources such as real estate broker referrals, existing customers, borrowers, builders, attorneys, and walk-in customers. Upon receiving a loan application, the Association obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an appraiser approved by the Association appraises the real estate intended to secure the proposed loan. An underwriter in the Association's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. One- to four-family and multi-family residential, and commercial real estate loans, for up to $100,000, may be approved by the manager of the mortgage loan department, loans between $100,000 and $200,000 must be approved by the Chief Lending Officer or Chief Executive Officer, and loans in excess of $200,000 must be approved by the Board of Directors. The Loan Committee meets once a week to review and verify that management's approvals of loans are made within the scope of management's authority. All approvals subsequently are ratified monthly by the full Board of Directors. Fire and casualty insurance is required at the time the loan is made and throughout the term of the loan. After the loan is approved, a loan commitment letter is promptly issued to the borrower. At March 31, 1997, the Association had commitments to originate $2.1 million of loans.

     If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. The borrower must provide proof of fire and casualty insurance on the property serving as collateral, which insurance must be maintained during the full term of the loan. A title search of the property is required on all loans secured by real property.

     Although in the past the Association has purchased loans originated by other lenders, the Association has not purchased any such loans in at least 10 years. At March 31, 1997, less than 2% of all loans in the Association's portfolio were purchased from others and the majority of such loans were collateralized by properties located in Ohio.

     ORIGINATION, PURCHASE AND SALE OF LOANS AND MORTGAGE-BACKED SECURITIES. The table below shows the Association's loan origination, purchase and sales activity for the periods indicated.

                                                      At March 31,
                                                      -------------
                                                          1997         1996       1995
                                                      -------------  ---------  ---------
(In Thousands)

Total loans receivable, net at beginning of period..      $206,513   $201,857   $182,963

Loans originated:
 One- to four-family residential (1)................        37,302     35,868     43,794
 Multi-family residential (2).......................         1,268      1,001      1,313
 Non-residential real estate/land...................         1,586        587      1,867
 Consumer loans.....................................         6,269      7,620      6,757
 Commercial loans...................................         1,344        576        973
                                                          --------   --------   --------
  Total loans originated............................        47,769     45,652     54,704
Loans sold:
 Whole loans........................................        (1,930)    (3,098)    (1,399)
                                                          --------   --------   --------
  Total loans sold..................................        (1,930)    (3,098)    (1,399)

Mortgage loans transferred to REO...................            --     (1,344)       (17)
Loan repayments.....................................       (43,266)   (36,943)   (34,823)
Other loan activity, net............................           318        389        429
                                                          --------   --------   --------
  Total loans receivable, net at end of period......      $209,404   $206,513   $201,857
                                                          ========   ========   ========

Mortgage-backed securities at beginning of period...      $  1,929   $  2,920   $  4,032
Mortgage-backed securities purchased................            --         --         --
Mortgage-backed securities sold.....................            --         --         --
Principal repayments and other activity.............        (1,056)      (991)    (1,112)
                                                          --------   --------   --------
  Mortgage-backed securities at end of period.......      $    873   $  1,929   $  2,920
                                                          ========   ========   ========

_______________
(1) Includes loans to finance the construction of one- to four-family residential properties, and loans disbursed for sale in the secondary market.
(2) Includes loans to finance the sale of real estate acquired through foreclosure.

     LOAN ORIGINATION FEES AND OTHER INCOME. In addition to interest earned on loans, the Association generally receives loan origination fees. The Association accounts for loan and origination fees in accordance with Statement of Financial Accounting Standards No. 91 (SFAS No. 91) on the accounting for non-refundable fees and costs associated with originating or acquiring loans.
To the extent that loans are originated or acquired for the Association's portfolio, SFAS No. 91 requires that the Association defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. SFAS No. 91 reduces the amount of revenue recognized by many financial institutions at the time such loans are originated or acquired. Fees deferred under SFAS No. 91 are recognized into income immediately upon prepayment or the sale of the related loan. At March 31, 1997, the Association had $2.0 million of deferred loan origination fees. Loan origination fees are volatile sources of income. Such fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand for and availability of money.

     In addition to loan origination fees, the Association also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges, credit card fees, and income from REO operations. The Association recognized fees and service charges of $519,000, $509,000, and $503,000, for the fiscal years ended March 31, 1997,
1996 and 1995, respectively.

     LOANS TO ONE BORROWER. Savings associations are subject to the same limits as those applicable to national banks, which under current regulations restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). At March 31, 1997, the Association's largest real estate related borrower had an aggregate principal outstanding balance of $1.7 million. The Association had no loans at March 31, 1997 that exceeded the loans to one borrower regulations.

DELINQUENCIES AND CLASSIFIED ASSETS

     DELINQUENCIES. The Association's collection procedures provide that when a loan is 15 days past due, a computer-generated late charge notice is sent to the borrower requesting payment, plus a late charge. This notice is followed with a letter again requesting payment when the payment becomes 20 days past due. If delinquency continues, at 30 days another collection letter is sent and personal contact efforts are attempted, either in person or by telephone, to strengthen the collection process and obtain reasons for the delinquency. Also, plans to arrange a repayment plan are made. If a loan becomes 60 days past due, the loan becomes subject to possible legal action if suitable arrangements to repay have not been made. In addition, the borrower is given information which provides access to consumer counseling services, to the extent required by HUD regulations. When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, a notice of intent to foreclose is sent to the borrower, giving 30 days to cure the delinquency. If not cured, foreclosure proceedings are initiated.

     NON-PERFORMING ASSETS. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans are placed on non-accrual status generally when either principal or interest is 90 days or more past due and management considers the interest uncollectible. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income.

     At March 31, 1997, the Association had non-performing assets of $1.8 million and a ratio of non-performing assets to total assets of .70%. At March 31, 1997, 1996, and 1995, the Association had non-performing assets of $1.8 million, $3.4 million, and $1.7 million, respectively. The Association's levels of non-performing assets during the three year period ended March 31, 1997 were below peer group averages. The increase in nonperforming assets during the year ended March 31, 1996 was primarily attributable to one borrower.

     Real estate acquired by the Association as a result of foreclosure or by deed in lieu of foreclosure is deemed REO until such time as it is sold. When REO is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At March 31, 1997, the Association held one property with a book value of $809,000. The property was acquired during fiscal 1996 as the result of foreclosure. A portion of the property was sold during fiscal 1997. At March 31, 1996, the property had a book value of $1.3 million.

  The following table sets forth information regarding the Association's non-accrual loans and real estate acquired by foreclosure at the dates indicated. For all the dates indicated, the Association did not have any material restructured loans within the meaning of SFAS 15.

                                                           At March 31,
                                               -------------------------------
                                                   1997        1996     1995
                                               -------------  -------  -------
                                                     (Dollars in Thousands)
Non-accrual loans:
 Mortgage loans:
   Permanent loans secured by one- to
    four-family dwelling units...............        $  560   $  409   $  298
   All other mortgage loans..................            --      260    1,368
 Non-mortgage loans:
   Commercial................................           364      352       --
   Consumer..................................             5        5        3
                                                     ------   ------   ------
Total non-accrual loans......................           929    1,026    1,669
Accruing loans 90 days or more delinquent....            33    1,060       13
                                                     ------   ------   ------
Total non-performing loans...................           962    2,086    1,682
Total real estate owned (1)..................           809    1,277       17
                                                     ------   ------   ------
Total non-performing assets..................        $1,771   $3,363   $1,699
                                                     ======   ======   ======
Total non-performing loans to net loans
 receivable..................................           .46%    1.01%     .83%
Total non-performing loans to total assets...           .38%     .84%     .70%
Total non-performing assets to total assets..           .70%    1.35%     .70%

_____________________
(1) Represents the net book value of property acquired by the Association through foreclosure or deed in lieu of foreclosure. These properties are recorded at the lower of the loan's unpaid principal balance or fair value less estimated selling expenses.


     During the year ended March 31, 1997, gross interest income of $84,000 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income on non-accrual loans actually included in income during the same period amounted to $22,000.

     The following table sets forth information with respect to loans past due by 60-89 days and 90 days or more in the Association's portfolio at the dates indicated.

                                          At March 31,
                                    ----------------------
                                     1997    1996    1995
                                    ------  ------  ------
                                        (In Thousands)
Loans past due 60-89 days.........  $  373  $  157  $  155
Loans past due 90 days or more....     962   2,086   1,682
                                    ------  ------  ------
  Total past due 60 days or more..  $1,335  $2,243  $1,837
                                    ======  ======  ======

     CLASSIFICATION OF ASSETS. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management.

     When a savings institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can order the establishment of additional general or specific loss allowances. The Association regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

     The following table sets forth the aggregate amount of the Association's classified assets at the dates indicated.

                                    At March 31,
                              ----------------------
                               1997    1996    1995
                              ------  ------  ------
                                     (In Thousands)

Substandard assets (1)......  $1,509  $3,046  $1,688
Doubtful assets.............      --      --      --
Loss assets.................     227      10      15
                              ------  ------  ------
   Total classified assets..  $1,736  $3,056  $1,703
                              ======  ======  ======

___________________
(1)  Includes REO.

     As of March 31, 1997, the Association's principal classified asset consisted of $809,000 on motel property in real estate owned. This asset accounts for 46.6% of classified assets at March 31, 1997.

     ALLOWANCE FOR LOAN LOSSES. Management's policy is to provide for estimated losses on the Association's loan portfolio based on management's evaluation of the potential losses that may be incurred. The Association regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. Other factors considered by management include the size and risk exposure of each segment of the loan portfolio, present indicators such as delinquency rates and the borrower's current financial condition, and the potential for losses in future periods. Management calculates the general allowance for loan losses in part based on past experience, and in part based on specified percentages of loan balances. While both general and specific loss allowances are charged against earnings, general loan loss allowances are added back to capital in computing risk-based capital under OTS regulations.

     During fiscal years ended March 31, 1997, 1996, and 1995, the Association added $20,000, $20,000, and $25,000, respectively, to the provision for loan losses. The Association's allowance for loan losses totaled $914,000, $888,000, and $981,000, at March 31, 1997, 1996 and 1995, respectively. The Association bases the provision for loan loss on several factors, including loan volume, portfolio mix, delinquencies, etc. Management believes that the Association's current allowance for loan losses is adequate, however, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

     ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                           At March 31,
                                                 ----------------------------------
                                                   1997        1996         1995
                                                 ---------  ---------    ----------
                                                         (Dollars in Thousands)
Loans receivable, net..........................  $209,404   $206,513       $201,857
Average loans receivable, net..................   209,219    206,775        192,764
Allowance balance (at beginning of period).....       888        981            959
Provision for losses:
  Mortgage.....................................        --        101             (4)
  Non-Mortgage                                        214          7              9
  General......................................      (194)       (88)            20
(Charge-offs) Recoveries:
  Mortgage.....................................        (6)      (105)            --
  Non-Mortgage.................................        12         (8)            (3)
                                                 --------   --------       --------
Allowance balance (at end of period)...........  $    914   $    888       $    981
                                                 ========   ========       ========
Allowance for loan losses as a percent of
  loans receivable, net at end of period.......       .44%       .43%           .49%
Net loans charged off as a percent of average..
   loans receivable, net.......................       0.0% (1)   0.0% (1)       0.0% (1)
Ratio of allowance for loan losses to total
   non-performing assets at end of period......     51.61%     26.41%          57.74%
Ratio of allowance for loan losses to
   non-performing loans at end of period.......     95.01%     42.57%          58.32%

________________________________
(1)  Computes to less than .1%.

     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                                         At March 31,
                                           ----------------------------------------------------------------------------
                                                   1997                    1996                        1995
                                           ---------------------  -------------------------  --------------------------
                                                     % of Loans                 % of Loans                  % of Loans
                                                        in Each                    in Each                     in Each
                                                    Category to                Category to                 Category to
                                           Amount   Total Loans     Amount     Total Loans     Amount      Total Loans
                                           -------  ------------  -----------  ------------  ------------  ------------
                                                                   (Dollars in Thousands)
Balance at end of period applicable to:
One- to four-family residential loans....     $368         88.7%         $386         86.1%         $ 346         84.3%
Multi-family residential loans...........       38          2.6           175          4.8             55          5.3
Consumer and commercial..................      290          5.7            69          5.9             44          5.9
Non-residential real estate..............      218          3.0           258          3.2            536          4.5
                                              ----        -----          ----        -----          -----        -----
Total allowance for loan losses..........     $914        100.0%         $888        100.0%         $ 981        100.0%
                                              ====        =====          ====        =====          -----        =====

INVESTMENT ACTIVITIES

     In recent years, the Association has increased the percentage of its assets held in its investment portfolio as part of its strategy of maintaining higher levels of liquidity. The Association's investment portfolio is comprised of investment securities and certificates of deposit in other financial institutions. The carrying value of the Association's investment securities totaled $24.5 million at March 31, 1997, compared to $19.7 million at March 31, 1996, an increase of $4.8 million, or 24.4%. The increase in the Association's investment securities has occurred as a result investing cash and cash equivalents into various investment securities. The Association's cash and cash equivalents, consisting of cash and due from banks, federal funds sold, and interest bearing deposits due from other financial institutions with original maturities of three months or less, totaled $7.6 million at March 31, 1997, compared to $10.2 million at March 31, 1996, a decrease of $2.6 million, or 25.4%. The decrease in cash and cash equivalents has occurred as the funds were invested into U.S. Government and agency securities.

     The Association is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short term securities and certain other investments. See "Regulation--Liquidity Requirements" below and Item 7. The Association generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short term demand for funds to be used in the Association's loan origination and other activities.

     INVESTMENT PORTFOLIO. The following table sets forth the carrying value of the Association's investment securities portfolio, short-term investments and FHLB stock, at the dates indicated.

                                                                 At March 31,
                                                              ------------------
                                                  1997               1996                1995
                                           -----------------  ------------------  ------------------
                                           Carrying  Market   Carrying   Market   Carrying   Market
                                            Value     Value    Value     Value     Value     Value
                                           --------  -------  --------  --------  --------  --------
                                                                (In Thousands)
Investment securities:
  U.S. Government and agency securities..   $16,789   16,723   $14,487   $14,499   $16,521   $16,413
  Obligations of state and
    political subdivisions...............       181      181       188       188       196       196
Certificates of deposit in other
    financial institutions...............     7,500    7,500     5,000     5,000     8,825     8,825
                                            -------  -------   -------   -------   -------   -------
Total investment securities..............    24,470   24,404    19,675    19,687    25,542    25,434
Other Investments:
Interest-bearing deposits in
  other financial institutions...........     5,179    5,179     6,495     6,495     1,825     1,825
Federal funds sold.......................     1,125    1,125     2,475     2,475       125       125
Federal Home Loan Bank stock.............     2,531    2,531     2,362     2,362     2,205     2,205
                                            -------  -------   -------   -------   -------   -------
      Total investments..................   $33,305  $33,239   $31,007   $31,019   $29,697   $29,589
                                            =======  =======   =======   =======   =======   =======

     INVESTMENT PORTFOLIO MATURITIES. The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Association's investment securities at March 31, 1997. The Association does not hold any investment securities with maturities in excess of 16 years.

                                                                         At March 31, 1997
                                     ------------------------------------------------------------------------------------
                                      One Year or Less    One to Five Years    Five to Ten Years     More than Ten Years
                                     ------------------  -------------------  --------------------  ---------------------
                                     Carrying   Average   Carrying   Average    Carrying   Average   Carrying   Average
                                      Value      Yield     Value      Yield      Value      Yield     Value      Yield
                                     --------  --------  ---------- --------  ----------- --------  ---------- ----------
                                                                               (Dollars in Thousands)
Investment Securities:
  U.S. Government and
   agency.........................   $1,981     5.52%    $14,499       6.31%     $ 309      6.25%      $ --         --
  Obligations of state and
   political subdivisions.........       --       --          --         --         --        --        181       5.50%
  Certificates of deposit
   in other
     financial institutions.......    5,000     5.61       2,500       6.07         --        --         --         --
                                     ------    -----     -------    -------   --------   -------    -------    -------
      Total investment
       securities.................   $6,981     5.58%    $16,999       6.27%     $ 309      6.25%      $181       5.50%
                                     ======    =====     =======    =======   ========   =======    =======    =======

                                                                          At March 31, 1997
                                                         --------------------------------------------------
                                                                          Total Investment
                                                                             Securities
                                                         --------------------------------------------------
                                                          Average                                  Weighted
                                                            Life         Carrying      Market      Average
                                                          In Years        Value         Value       Yield
                                                         ----------    -------------  ----------  ----------
                                                                         (Dollars in Thousands)
Investment Securities:
   U.S. Government and agency.............................     2.74       $ 16,789       $16,723       6.22%
   Obligations of state and political subdivisions........    15.18            181           181       5.50
   Certificates of deposit in other
     financial institutions...............................      .84          7,500         7,500       5.76
                                                             ------       --------       -------   --------
       Total investment
         securities.......................................     2.25       $ 24,470       $24,404       6.07%
                                                             ======       ========       =======   ========

SOURCES OF FUNDS

     GENERAL. Deposits are the major source of the Association's funds for lending and other investment purposes. In addition to deposits, the Association derives funds from the amortization, prepayment or sale of loans and mortgage-backed securities, the sale or maturity of investment securities, operations and, if needed, advances from the Federal Home Loan Bank ("FHLB"). Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes. The Association had $16.0 million of advances from the FHLB at March 31, 1997.

     DEPOSITS. Consumer and commercial deposits are attracted principally from within the Association's market area through the offering of a broad selection of deposit instruments including NOW accounts, passbook savings, money market deposit, term certificate accounts and individual retirement accounts. The Association accepts deposits of $100,000 or more and offers negotiated interest rates on such deposits. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The Association regularly evaluates its internal cost of funds, surveys rates offered by competing institutions, reviews the Association's cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate. The Association does not obtain funds through brokers, nor does it solicit funds outside its market area. In recent years the Association's total deposits have remained relatively stable.

     DEPOSIT PORTFOLIO. Savings and other deposits in the Association as of March 31, 1997, comprised the following:

   Weighted                                                                            Percentage
    Average                                                        Minimum              of Total
 Interest Rate     Minimum Term     Checking and Savings Deposits   Amount   Balances   Deposits
 -------------     -------------    -----------------------------  --------  --------  -----------
                                                  (In Thousands)
   2.21%               None         NOW Accounts                   $     --  $ 19,228        9.09%
   2.98                None         Passbook                             --    41,233       19.50
   2.99                None         Money Market Investor             2,500     9,815        4.64


                                       Certificates of Deposit
                                       -----------------------

   5.34          12 months or less  Fixed term, fixed rate              500    21,016        9.94
   5.38          12 to 24 months    Fixed term, fixed rate              500    44,136       20.88
   6.07          25 to 36 months    Fixed term, fixed rate              500    28,591       13.52
   6.61          36 months or more  Fixed term, fixed rate              500    16,995        8.04
   6.12          Negotiable         Jumbo Certificates              100,000    30,428       14.39
                                                                             --------      ------
                                                                             $211,442      100.00%
                                                                             ========      ======

     The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by the Association between the dates indicated.

                               Balance at                         Balance at                           Balance at
                               March 31,       %       Increase    March 31,       %        Increase   March 31,       %
                                  1997     Deposits   (Decrease)     1996      Deposits    (Decrease)     1995     Deposits
                               ----------  --------   ----------  -----------  --------    ----------  ----------  ---------
NOW Accounts.................    $ 19,228      9.09%    $  (324)    $  19,552       9.30%    $ 1,486     $ 18,066      8.79%
Passbook statement accounts..      41,233     19.50      (3,254)       44,487      21.17      (3,097)      47,584     23.15
Money market passbook........       9,815      4.64        (778)       10,593       5.04        (973)      11,566      5.63
Certificates of Deposit (1)
Original maturities of:
   12 months or less.........      21,016      9.94       7,807        13,209       6.29        (918)      14,127      6.88
   12 to 24 months...........      44,136     20.88      (7,020)       51,156      24.34       5,787       45,369     22.08
   25 to 36 months...........      28,591     13.52       3,295        25,296      12.04       1,625       23,671     11.52
   36 months or more.........      16,995      8.04      (1,039)       18,034       8.58      (3,027)      21,061     10.25
   Negotiated Jumbo                30,428     14.39       2,597        27,831      13.24       3,778       24,053     11.70
                                 --------    ------     -------     ---------     ------     -------     --------    ------
                                 $211,442    100.00%    $ 1,284     $ 210,158     100.00%    $ 4,661     $205,497    100.00%
                                 ========    ======     =======     =========     ======     =======     ========    ======

____________________________________
(1) Certain Individual Retirement Accounts ("IRAs") are included in the respective certificate balances. IRAs totaled $31.9 million, $30.9 million, and $30.8 million, as of March 31, 1997, 1996, and 1995, respectively.

     The following table sets forth the certificates of deposit in the Association classified by rates as of the dates indicated:

                                                  At March 31,
                                        --------------------------------
                                          1997        1996        1995
                                        --------  ------------  --------
                                                 (In Thousands)
3.00% or less......................     $     --      $      2  $      3
3.01- 4.00%........................           17           771     7,538
4.01- 6.00%........................      100,794        90,914    80,829
6.01- 8.00%........................       34,482        38,353    30,628
 8.01-10.00%.......................        5,873         5,486     9,010
10.01-12.00%.......................           --            --       273
                                        --------      --------  --------
   Total...........................     $141,166      $135,526  $128,281
                                        ========      ========  ========

     The following table sets forth the amount and maturities of certificates of deposit at March 31, 1997.

                                  Amount Due
                 ------------------------------------------------
                 Less Than     1-2       2-3     After
                 One Year     Years     Years    3 Years    Total
                 ---------- ---------  --------  -------   ------
                                  (In Thousands)
     Rate
     ----
 3.00 or less..    $    --   $    --   $   --   $   --    $     --
 3.01- 4.00%...         --        17       --       --          17
 4.01- 6.00%...     74,395    17,104    6,357    2,938     100,794
 6.01- 8.00%...     24,056     7,746    1,688      992      34,482
 8.01-10.00%...      1,233     3,543    1,031       66       5,873
                   -------   -------   ------   ------    --------
  Total........    $99,684   $28,410   $9,076   $3,996    $141,166
                   =======   =======   ======   ======    ========

     The following table indicates the amount of the Association's negotiable certificates of deposit of $100,000 or more by time remaining until maturity as of March 31, 1997.

              Maturity Period                 Certificates of Deposits
              ---------------                 ------------------------
                                                   (In Thousands)
     Three months or less...................                   $12,492
     Over three months through six months...                     6,078
     Over six months through twelve months..                     7,091
     Over twelve months.....................                     4,767
                                                               -------
         Total..............................                   $30,428
                                                               =======

BORROWINGS

     Savings deposits are the primary source of funds for the Association's lending and investment activities and for its general business purposes. The Association, if the need arises, may rely upon advances from the FHLB and the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are collateralized by the Association's stock in the FHLB and a portion of the Association's first mortgage loans. At March 31, 1997, the Association had $16.0 million in advances outstanding.

     The FHLB functions as a central reserve bank providing credit for the Association and other member savings associations and financial institutions.
As a member, the Association is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Although advances may be used on a short-term basis for cash management needs, FHLB advances have not been, nor are they expected to be, a significant long-term funding source for the Association.


ASSET AND LIABILITY MANAGEMENT-INTEREST RATE SENSITIVITY ANALYSIS

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

     The Association's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating ARM loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments. However, particularly in a low interest rate environment, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were limited during the year ended March 31, 1997 as long-term interest rates remained historically low during the year. The Association seeks to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Association has not been successful in lengthening the maturities of its deposits in the current low interest rate environment.
The Association also negotiates interest rates on certificates of deposit of $100,000 or more.

     The Association has an Asset-Liability Management Committee which is responsible for reviewing the Association's assets and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Board of Directors has adopted a policy that requires the Association to maintain a one-year gap between negative 10% and positive 10%. As of March 31, 1997, based on internal calculations, the Association's gap position was within the approved range as noted on the following table.

GAP TABLE

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 1997, that are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of repricing or the contractual terms of the asset or liability. The Association has assumed that its transaction accounts, which totaled $70.3 million at March 31, 1997, are withdrawn at the assumed decay rates set forth below. These withdrawal rates as well as loan prepayment assumptions were computed internally and are based on recent OTS assumptions for loan prepayments and deposit withdrawals. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                            At March 31, 1997
                                            ---------------------------------------------------------------------------------
                                             Within                                                         Over
                                             1 Year    1-3 Years   3-5 Years   5-10 Years   10-20 Years   20 Years    Total
                                            ---------  ----------  ----------  -----------  ------------  ---------  --------
                                                                      (Dollars in Thousands)
Interest-earning assets:
  Real estate mortgages(1):
   Adjustable rate........................  $ 70,501    $  1,427    $     --     $     --      $     --   $     70   $ 71,998
   Fixed..................................    17,302      29,001      22,345       38,249        20,181      3,927    131,005
  Other Loans.............................     3,872       4,015         672           --            --        400      8,959
  Mortgage-backed securities..............        53         579          60           88            46         --        826
  Investment securities...................    14,304      11,000       5,000          309           181         --     30,794
                                            --------    --------    --------     --------      --------   --------   --------
Total interest-earning assets.............   106,032      46,022      28,077       38,646        20,408      4,397    243,582
                                            --------    --------    --------     --------      --------   --------   --------
Rate sensitive liabilities:
  Transaction accounts....................    21,715      19,755      10,254       11,527         5,589      1,010     69,850
  Certificate accounts....................   104,091      32,941       3,948           --            --         --    140,980
  Non-interest bearing deposits...........       157         257         196          309           239         93      1,251
  Other borrowings........................     4,768       9,455       2,000           --            --         --     16,223
                                            --------    --------    --------     --------      --------   --------   --------
    Total rate sensitive liabilities (2)..   130,731      62,408      16,398       11,836         5,828      1,103    228,304
                                            --------    --------    --------     --------      --------   --------   --------
Interest sensitivity gap..................   (24,699)    (16,386)     11,679       26,810        14,580      3,294
                                            ========    ========    ========     ========      ========   ========
Cumulative interest-sensitivity gap.......  $(24,699)   $(41,085)   $(29,406)    $ (2,596)     $ 11,984   $ 15,278
                                            ========    ========    ========     ========      ========   ========
Cumulative interest-sensitivity gap
  to total assets.........................      (9.8)%     (16.3)%     (11.7)%       (1.0)%         4.8%       6.2%
                                            ========    ========    ========     ========      ========   ========
Ratio of interest-earning assets to
  interest-bearing liabilities............     81.11%      73.74%     171.22%      326.51%       350.17%    431.07%
                                            ========    ========    ========     ========      ========   ========
Cumulative ratio of interest sensitive
  assets to interest sensitive
  liabilities.............................     81.11%      78.73%      85.97%       98.83%       105.28%    106.83%
                                            ========    ========    ========     ========      ========   ========

Total assets..............................  $252,175    $252,175    $252,175     $252,175      $252,175   $252,175   $252,175
Cumulative interest sensitive assets......  $106,032    $152,054    $180,131     $218,777      $239,185   $243,875   $243,875
Cumulative interest sensitive
  liabilities.............................  $130,731    $193,139    $209,537     $221,373      $227,201   $228,289   $228,289

__________________________________
(1) Amounts shown are net of loans-in-process, unearned discounts, allowance for loan losses, and deferred origination fees.
(2) Includes $701,000 of advances by borrowers for taxes and insurance and $126,000 of accounts payable on mortgage loans serviced for others.

     In preparing the table above, it has been assumed, consistent with the assumptions used by the OTS, in assessing the interest rate sensitivity of savings associations, that: (i) adjustable-rate first mortgage loans will prepay at a rate of 15.0% per year; (ii) second mortgage loans on one- to- four-family residences will prepay at a rate of 18.0% per year; (iii) fixed rate first mortgage loans and mortgage backed securities on one- to-four family residential properties will prepay annually as follows:

                                              Prepayment Assumptions
                                   -------------------------------------------
                                      30-Years         FHA       15-Year Loans
       Interest Rate:              Loans and MBS      and VA      and MBS
       ------------------          --------------  ------------  -------------
       Less than 8.00%...........        9.00%         6.00%           8.00%
       8.00% to 9.00%............       10.00%         7.00%          11.00%
       9.00% to 10.00%...........       14.00%        10.00%          17.00%
       10.00% to 11.00%..........       18.00%        13.00%          26.00%
       11.00% and above..........       18.00%        13.00%          26.00%

(iv) fixed and adjustable rate first mortgage loans on residential properties of five or more units and non-residential properties will prepay at a rate of 12% per year; (v) fixed maturity deposits will not be withdrawn prior to maturity; and (vi) NOW, deposit accounts, money market deposit accounts and passbook accounts will decay at a rate of 37.0%, 79.0% and 17.0% annually.

     The above assumptions are utilized by OTS. They should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Association. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

COMPETITION

     The Association encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has come historically from commercial banks, brokerage houses, other savings associations, and credit unions in its market area, and the Association expects continued strong competition from such financial institutions in the foreseeable future. The Association's market area includes branches of several commercial banks that are substantially larger than the Association in terms of state-wide deposits. The Association competes for savings by offering depositors a high level of personal service and expertise together with a wide range of financial services.

     The competition for real estate and other loans comes principally from commercial banks, mortgage banking companies, and other savings associations. This competition for loans has increased substantially in recent years as a result of the large number of institutions competing in the Association's market area as well as the increased efforts by commercial banks to expand mortgage loan originations.

     The Association competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers, and builders. Factors that affect competition include general and local economic conditions, current interest rate levels, and volatility of the mortgage markets.

     As of June 1995, the Association was one of two savings institutions headquartered in its market area. The Association held approximately 14% of all financial institution deposits in its market area, competing against 15 other local and regional institutions.

REGULATION

     As a state-chartered, SAIF-insured savings association, the Association is subject to examination, supervision and extensive regulation by the OTS, the Ohio Division of Savings and Loans (the "Ohio Division"), and the FDIC. The Association is a member of and owns stock in the FHLB of Cincinnati, which is one of the twelve regional banks in the Federal Home Loan Bank System. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The Association also is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained against deposits and certain other matters. The OTS and Ohio Division regularly examine the Association and prepare reports for the consideration of the Association's Board of Directors on any deficiencies that they may find in the Association's operations. The FDIC also examines the Association in its role as the administrator of the SAIF. The Association's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws especially in such matters as the ownership of savings accounts and the form and content of the Association's mortgage documents. Any change in such regulation, whether by the FDIC, OTS, Ohio Division, or Congress, could have a material adverse impact on the Holding Company and the Association and their operations.

FEDERAL REGULATION OF SAVINGS INSTITUTIONS

     BUSINESS ACTIVITIES. The activities of savings institutions are governed by the Home Owners' Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The federal banking statutes, as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") (1) restrict the solicitation of brokered deposits by savings institutions that are troubled or not well-capitalized, (2) prohibit the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (3) restrict the aggregate amount of loans secured by non-residential real estate property to 400% of capital, (4) permit savings and loan holding companies to acquire up to 5% of the voting shares of non-subsidiary savings institutions or savings and loan holding companies without prior approval, and (5) permit bank holding companies to acquire healthy savings institutions. The description of statutory provisions and regulations applicable to savings associations set forth herein does not purport to be a complete description of such statutes and regulations and their effect on the Association.

     LOANS TO ONE BORROWER. Under the HOLA, savings institutions are generally subject to the national bank limits on loans to one borrower. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the institution's unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. See "--Lending Activities--Loans to One Borrower."

     QUALIFIED THRIFT LENDER TEST. The HOLA requires savings institutions to meet a qualified thrift lender ("QTL") test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct business) in certain "qualified thrift investments," primarily residential mortgages and related investments, including certain mortgage-backed and related securities on a monthly basis in 9 out of every 12 months.

     A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of March 31, 1997, the Association maintained 96.5% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test.

     LIMITATION ON CAPITAL DISTRIBUTIONS. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters; provided that the institution would not be undercapitalized, as that term is defined in the OTS Prompt Corrective Action regulations, following the capital distribution. Any additional capital distributions would require prior regulatory approval. In the event the Association's capital fell below its fully-phased in requirement or the OTS notified it that it was in need of more than normal supervision, the Association's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

     In addition, OTS regulations require Wayne Savings Bankshares, M.H.C.,
(the "Holding Company") the mutual holding company which owns the majority of the Association's common stock, to notify the OTS of any proposed waiver of its right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by-case basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association, which restriction, if material, is disclosed in the public financial statements of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

     The OTS has proposed regulations that would revise the current capital distribution restrictions. The proposal eliminates the current tiered structure and the safe-harbor percentage limitations. Under the proposal a savings association may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not in troubled condition and would remain adequately capitalized (as defined by regulation) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. A savings association will be considered in troubled condition if it has a CAMEL rating of 4 or 5, is subject to an enforcement action relating to its safety and soundness or financial viability or has been informed in writing by the OTS that it is in troubled condition. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

     LIQUIDITY. The Association is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified U.S. Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement which is currently 5%, may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flow of member institutions. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Association's average liquidity ratio for March 1997 was 12.8%, which exceeded the then applicable requirements. The Association has never been subject to monetary penalties for failure to meet its liquidity requirements.

     COMMUNITY REINVESTMENT. Under the Community Reinvestment Act (the "CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA rating system identifies four levels of performance that may describe an institution's record of meeting community needs: outstanding, satisfactory, needs to improve and substantial non-compliance. The CRA also requires all institutions to make public disclosure of their CRA ratings. The CRA regulations were recently revised. Effective July 1, 1996, the OTS will assess the CRA performance of a savings institution under lending, service and investment tests, and based on such assessment, will assign an institution in one of the four above-referenced ratings. The Association received a "satisfactory" CRA rating under the current CRA regulations in its most recent federal examination by the OTS.

     TRANSACTIONS WITH RELATED PARTIES. The Association's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including the Holding Company and any non-savings institution subsidiaries) or to make loans to certain insiders, is limited by Sections 23A and 23B of the Federal reserve Act ("FRA"). Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

     ENFORCEMENT. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institutions, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. Under the FDI Act, the FDIC has the authority to recommend to the Director of OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances.

     STANDARDS FOR SAFETY AND SOUNDNESS. The federal banking agencies have adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement the safety and soundness standards required under the FDI Act. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; and compensation, fees and benefits. The agencies also adopted a proposed rule which proposes asset quality and earnings standards which, if adopted, would be added to the Guidelines. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

     CAPITAL REQUIREMENTS. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3.0% leverage ratio (or core capital ratio) and an 8.0% risk-based capital standard. Core capital is defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights ("PMSRs"). The OTS regulations also require that, in meeting the tangible ratio, leverage and risk-based capital standards, institutions must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank.

     The risk-based capital standard for savings institutions requires the maintenance of Tier 2 (core) and total capital (which is defined as core capital and supplementary capital) to risk weighted assets of 4.0% and 8.0%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks the OTS believes are inherent in the type of asset. The components of Tier 1 (core) capital are equivalent to those discussed earlier under the 3.0% leverage ratio standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

     OTS regulatory capital rules also incorporate an interest rate risk component. Savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates, divided by the estimated economic value of the association's assets. In calculating its total capital under the risk-based rule, a savings association whose measured interest rate risk exposure exceeds 2%, must deduct an interest rate component equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the institution's assets. The OTS has deferred for the present time, the date on which the interest rate component is to be deducted from total capital. A savings association with assets of less than $300 million and risk-based capital ratios in excess of 12% (such as the Association) is not subject to the interest rate risk component, unless the OTS determines otherwise. The rule also provides that the Director of the OTS may waive or defer an institution's interest rate risk component on a case-by-case basis.

     At March 31, 1997, the Association exceeded each of the three OTS capital requirements on a fully phased-in basis. Set forth below is a summary of the Association's compliance with the OTS capital standards as of March 31, 1997.

                                           At March 31, 1997
                                        -----------------------
                                                     Percent of
                                          Amount     Assets (1)
                                        -----------  ----------
                                        (Dollars in Thousands)
 Tangible capital:
   Capital level......................      $23,078       9.16%
   Requirement........................        3,782       1.50
                                            -------      -----
   Excess.............................      $19,296       7.66%
                                            =======      =====
 Core capital:
   Capital level.....................       $23,078       9.16%
   Requirement (2)....................        7,565       3.00
                                            -------      -----
   Excess.............................      $15,513       6.16%
                                            =======      =====
 Fully phased-in risk-based capital:
   Capital level......................      $23,762      17.45%
   Requirement........................       10,894       8.00
                                            -------      -----
   Excess.............................      $12,868       9.45%
                                            =======      =====

__________________
(1) Tangible and core capital levels are calculated on the basis of a percentage of total adjusted assets; risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.
(2) The OTS has proposed a core capital requirement for savings associations comparable to the new requirement for national banks. The OTS proposed core capital ratio would be at least 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness ("MACRO rating"), with a 4% to 5% core capital requirement for all other thrifts.

     An OTS regulatory capital rule also incorporates an interest rate risk component. Savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates, divided by the estimated economic value of the association's assets. In calculating its total capital under the risk-based rule, a savings association whose measured interest rate risk exposure exceeds 2%, must deduct an interest rate component equal to one-half of the excess change. The OTS has deferred, for the present time, the date on which the interest rate component is to be deducted from total capital. The rule also provides that the Director of the OTS may waive or defer an institution's interest rate risk component on a case-by-case basis.

     The following table presents the Association's NPV as of March 31, 1997, as calculated by the OTS, based on information provided to the OTS by the Association.

                   CHANGE IN                                                   CHANGE IN NPV
                INTEREST RATES                                                AS A PERCENTAGE OF
               IN BASIS POINTS             NET PORTFOLIO VALUE                 ESTIMATED MARKET
                                     -------------------------------------
                 (RATE SHOCK)        AMOUNT       $ CHANGE        % CHANGE     VALUE OF ASSETS
               -----------------     ------       --------        --------     ---------------
                                              (DOLLARS IN THOUSANDS)
                 400                  $ 9,162      $(19,820)        (68)%          (8.54)%
                 200                  $19,149      $ (9,832)        (34)%          (4.02)%
                Static                $28,982      $     --
                (200)                 $34,147      $  5,165          18%            1.95%
                (400)                 $36,182      $  7,200          25%            2.67%

PROMPT CORRECTIVE REGULATORY ACTION

     Under the OTS Prompt Corrective Action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Generally, a savings institution that has total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 core capital ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has the total risk-based capital less than 6.0%, a Tier 1 core risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, capital distributions, and affiliate transactions. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     Wayne Savings is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings and loan associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, ranging from .23% to .31% of deposits, based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of core capital to risk-weighted assets of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy would pay the lowest premium while institutions that are less than adequately capitalized (i.e., a core capital or core capital to risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern would pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

     The FDIC authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Association, the assessment amounted to $1.3 million (or $887,000 when adjusted for taxes), based on the Association's deposits on March 31, 1995. In addition, beginning January 1, 1997, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation will be paid jointly by BIF-insured institutions and SAIF-insured institutions. The FICO assessment will be 1.29 basis points per $100 in BIF deposits and 6.44 basis points per $100 in SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits).

     The legislation further provides that the BIF and SAIF will merge on January 1, 1999 if there are no more savings associations as of that date. Several bills have been introduced in the current Congress that would eliminate the federal thrift charter and OTS. The bills would require that all federal savings associations convert to national banks or state depository institutions by no later than January 1, 1998 in one bill and June 30, 1998 in the other and would treat all state savings associations as state banks for purposes of federal banking laws. Subject to a narrow grandfathering, all savings and loan holding companies would become subject to the same regulation as bank holding companies under the pending legislative proposals. Under such proposals, any lawful activity in which a savings association participates would be permitted for up to two years following the effective date of its conversion to the new charter, with two additional one-year extensions which may be granted as the discretion of the regulator. The legislative proposals would also abolish the OTS and transfer its functions to the federal bank regulators with respect to the institutions and to the Federal Reserve Board with respect to the regulation of holding companies. The Association is unable to predict whether the legislation will be enacted or, given such uncertainty, determine the extent to which the legislation, if enacted, would affect its business. The Association is also unable to predict whether the SAIF and BIF funds will eventually be merged.

     While the legislation has reduced the disparity between premiums paid on BIF deposits and SAIF deposits, and has relieved the thrift industry of a portion of the contingent liability represented by the FICO bonds, the premium disparity between SAIF-insured institutions, such as the Association, and BIF-insured institutions will continue until at least January 1, 1999. Under the legislation, the Association anticipates that its ongoing annual SAIF premiums will be approximately $132,000.

FEDERAL HOME LOAN BANK SYSTEM

     The Association is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Association, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Association was in compliance with this requirement with an investment in FHLB-Cincinnati stock, at March 31, 1997, of $2.5 million.

     The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. Over the past five years such dividends have averaged 5.75%, and were 7.00% for the fiscal year ended March 31, 1997. If dividends were reduced, or interest on future FHLB-Cincinnati advances increased, the Association's net interest income would likely also be reduced.

FEDERAL RESERVE SYSTEM

     The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $54.0 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $54.0 million, the reserve requirement is $1.6 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $54.0 million. The first $4.2 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Association is in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the OTS.

OHIO REGULATION

     As a savings and loan association organized under the laws of the State of Ohio, the Association is subject to regulation by the Ohio Division of Savings and Loans (the "Ohio Division"). Regulation by the Division affects the Association's internal organization as well as its savings, mortgage lending, and other investment activities. Periodic examinations by the Ohio Division are usually conducted on a joint basis with the OTS. Ohio law requires that the Association maintain federal deposit insurance as a condition of doing business.

     Under Ohio law, an Ohio association may buy any obligation representing a loan that would be a legal loan if originated by the Association, subject to various requirements including: loans secured by liens on income-producing real estate may not exceed 20% of an association's assets; consumer loans, commercial paper, and corporate debt securities may not exceed 20% of an association's assets; loans for commercial, corporate, business, or agricultural purposes may not exceed 10% of an association's assets unless the Ohio Division increases the limitation to 30%, provided that an association's required reserve must increase proportionately; certain other types of loans may be made for lesser percentages of the association's assets; and, with certain limitations and exceptions, certain additional loans may be made if not in excess of 3% of the association's total assets. In addition, no association may make real estate acquisition and development loans for primarily residential use to one borrower in excess of 2% of assets. The total investments in commercial paper or corporate debt of any issuer cannot exceed 1% of an association's assets, with certain exceptions.

     Ohio law authorizes Ohio-chartered associations to, among other things:
(i) invest up to 15% of assets in the capital stock, obligations, and other securities of service corporations organized under the laws of Ohio, and an additional 20% of net worth may be invested in loans to majority owned service corporations; (ii) invest up to 10% of assets in corporate equity securities, bonds, debentures, notes, or other evidence of indebtedness; (iii) exceed limits otherwise applicable to certain types of investments (other than investments in service corporations) by and between 3% and 10% of assets, depending upon the level of the institution's permanent stock, general reserves, surplus, and undivided profits; and (iv) invest up to 15% of assets in any loans or investments not otherwise specifically authorized or prohibited, subject to authorization by the institution's board of directors.

     An Ohio association may invest in such real property or interests therein as its board of directors deems necessary or convenient for the conduct of the business of the association, but the amount so invested may not exceed the net worth of the association at the time the investment is made. Additionally, an association may invest an amount equal to 10% of its assets in any other real estate. This limitation does not apply, however, to real estate acquired by foreclosure, conveyance in lieu of foreclosure, or other legal proceedings in relation to loan security interests.

     Notwithstanding the above powers authorized under Ohio law and regulation, a state-chartered savings association, such as the Association, is subject to certain limitations on its permitted activities and investments under federal law, which may restrict the ability of an Ohio-chartered association to engage in activities and make investments otherwise authorized under Ohio law.

     Ohio has adopted statutory limitations on the acquisition of control of an Ohio savings and loan association by requiring the written approval of the Ohio Division prior to the acquisition by any person or company, as defined under the Ohio Revised Code, of a controlling interest in an Ohio association. Control exists, for purposes of Ohio law, when any person or company, either directly, indirectly, or acting in concert with one or more other persons or companies (a) acquires any class of voting stock, irrevocable proxies, or any combination thereof, (b) directs the election of a majority of directors, (c) becomes the general partner of the savings and loan association, (d) has influence over the management and policies of the savings and loan association, (e) has the ability to direct shareholder votes, or (f) anything else deemed to be control by the Ohio Division. The Ohio Division's written permission is required when the total amount of control held by the acquiror was less than or equal to 25% control before the acquisition and more than 25% control after the acquisition, or when the total amount of control held by the acquiror was less than 50% before the acquisition and more than 50% after the acquisition. Ohio law also prescribes other situations in which the Ohio Division must be notified of the acquisition even though prior approval is not required.

Any person or company, which would include a director, will not be deemed to be in control by virtue of an annual solicitation of proxies voted as directed by a majority of the board of directors.

     Under certain circumstances, interstate mergers and acquisitions involving associations incorporated under Ohio law are permitted by Ohio law. A savings and loan association or savings and loan holding company with its principal place of business in another state may acquire a savings and loan association or savings and loan holding company incorporated under Ohio law if the laws of such other state permit an Ohio savings and loan association or an Ohio holding company reciprocal rights. Additionally, recently enacted legislation permits interstate branching by savings and loan associations incorporated under Ohio law.

     Ohio law requires prior written approval of the Ohio Superintendent of Savings and Loans of a merger of an Ohio association with another savings and loan association or a holding company affiliate.

HOLDING COMPANY REGULATION

     GENERAL. The Holding Company is a non-diversified mutual savings and loan holding company within the meaning of the HOLA. As such, the Holding Company is registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Holding Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. The Association must notify the OTS 30 days before declaring any dividend to the Company.

     RESTRICTIONS APPLICABLE TO MUTUAL HOLDING COMPANIES. Pursuant to Section 10(o) of the HOLA and OTS regulations, a mutual holding company may engage in the following activities: (i) investing in the stock of a savings association;
(ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company; one of whose subsidiaries is a savings association;
(iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956, unless the Director, by regulation, prohibits or limits any such activity for savings and loan holding companies; or
(B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Director. If a mutual holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in activities listed in (i) through (x) above, and has a period of two years to cease any non-conforming activities and divest of any non-conforming investments.

     The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring another savings institution or holding company thereof, without prior written approval of the OTS. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

     The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

FEDERAL AND STATE TAXATION

     FEDERAL TAXATION. Income taxes are accounted for under the asset and liability method which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The Federal tax bad debt reserve method available to thrift institutions was repealed in 1996 for tax years beginning after 1995. As a result, the Association must change from the reserve method to the specific charge-off method to compute its bad debt deduction. In addition, the Association is required generally to recapture into income the portion of its bad debt reserve (other than the supplemental reserve) that exceeds its base year reserves, approximately $200,000.

     The recapture amount resulting from the change in a thrift's method of accounting for its bad debt reserves generally will be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Association meets a "residential loan requirement" for a tax year beginning in 1996 or 1997, the recapture of the reserves will be suspended for such tax year. Thus, recapture can potentially be deferred for up to two years. The residential loan requirement is met if the principal amount of housing loans made by the Association during the year at issue (1996 and 1997) is at least as much as the average of the principal amount of loans made during the six most recent tax years prior to 1996. Refinancings and home equity loans are excluded.

     Retained earnings as of March 31, 1997 include approximately $2.7 million for which no provision for Federal income tax has been made. This reserve (base year and supplemental) is frozen/not forgiven as certain events could trigger a recapture such as stock redemption or distributions to shareholders in excess of current or accumulated earnings and profits.

     The Association was last audited for tax years through 1993. The examination was concluded in May 1995, and all matters requiring payment of taxes were resolved with no material effect on the Association's financial statements.

     OHIO TAXATION. The Association files Ohio franchise tax returns. For Ohio franchise tax purposes, savings institutions are currently taxed at a rate equal to 1.5% of taxable net worth. The Association is not currently under audit with respect to its Ohio franchise tax returns.

ITEM 2. PROPERTIES
------------------

     The Association conducts its business through its main office located in Wooster, Ohio, and five full service branch offices located in four counties. The following table sets forth certain information concerning the main office and each branch office of the Association at March 31, 1997. The aggregate net book value of the Association's premises and equipment was $4.0 million at March 31, 1997.

          Location             Year Opened     Owned or Leased
          --------             -----------     ---------------
    151 N. Market St.               1902           Owned
    Wooster, Ohio 44691

    1926 Cleveland Rd.              1978           Owned
    Wooster, Ohio 44691

    90 North Clay St.               1964           Owned
    Millersburg, Ohio 44654

    233 Claremont Ave.              1968           Owned
    Ashland, Ohio 44805

    237 North Main St.              1972           Owned
    Rittman, Ohio 44270

    303 Highland Dr.                1980           Owned
    Lodi, Ohio 44254

    The Association's accounting and record keeping activities are maintained through an in-house data processing system.

ITEM 3. LEGAL PROCEEDINGS
-------------------------

    There are various claims and lawsuits in which the Association is periodically involved incident to the Association's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-----------------------------------------------------------

    During the fourth quarter of the fiscal year covered by this report, the Registrant did not submit any matters to the vote of security holders.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS
----------------------------------------------------------------------------

     The "Stockholder Information" and Common Stock and Related Matters sections of the Association's annual report to stockholders for the fiscal year ended March 31, 1997 (the "1997 Annual Report to Stockholders") are incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
------------------------------------------------------------------------
         RESULTS OF OPERATIONS
         ---------------------

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Association's 1997 Annual Report to Stockholders is incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.

ITEM 7.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
----------------------------------------------------

     The material identified in Item 13(a)(1) hereof is incorporated herein by reference.

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
------------------------------------------------------------------------
         FINANCIAL DISCLOSURE
         --------------------

     Not Applicable

                                    PART III
                                    --------

ITEM 9.  DIRECTORS AND EXECUTIVE OFFICERS OF THE ASSOCIATION
------------------------------------------------------------

     The "Proposal I--Election of Directors" section of the Association's definitive proxy statement for its 1996 annual meeting of stockholders (the "Proxy Statement") is incorporated herein by reference.

ITEM 10. EXECUTIVE COMPENSATION
-------------------------------

     The "Proposal I--Election of Directors" section of the Association's Proxy Statement is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------

     The "Proposal I--Election of Directors" section of the Association's Proxy Statement is incorporated herein by reference.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

     The "Proposal I--Election of Directors" section of the Association's Proxy Statement is incorporated herein by reference.

                                 PART IV
                                 -------

ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FROM 8-K
-------------------------------------------------------------------------

     (a)(1)  Financial Statements
             --------------------

    The following documents appear in sections of the Association's 1997 Annual Report to Stockholders under the same captions, and are incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.

          (i)       Selected Financial and Other Data;

          (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations;

          (iii)     Report of Independent Certified Public Accountants;

          (iv)      Statements of Financial Condition;

          (v)       Statements of Earnings;

          (vi)      Statements of Stockholders' Equity;

          (vii)     Statements of Cash Flows; and

          (viii)    Notes to Financial Statements.

     With the exception of the aforementioned sections, the Association's 1997 Annual Report to Stockholders is not deemed filed as part of this Annual Report on Form 10-KSB, and no other sections of the 1997 Annual Report to Stockholders are incorporated herein by this reference.

     (a)(2)  Financial Statement Schedules
             -----------------------------

    All financial statement schedules have been omitted as the required information is inapplicable or has been included in the Notes to Financial Statements.

(a)(3)  Exhibits

                                                      Sequential Page
                                                     Reference to Prior     Number Where
                                                     Filing or Exhibit    Attached Exhibits
  Regulation S-B                                      Number Attached    Are Located in This
  Exhibit Number               Document                    Hereto        Form 10-KSB Report
  --------------               --------             ------------------  -------------------
        3              Articles of Incorporation             *             Not Applicable

        3                       Bylaws                       *             Not Applicable

        4              Instruments defining the              *             Not Applicable
                       rights of security holders,
                         including debentures

        9               Voting trust agreement              None           Not Applicable

        10                Material contracts                None           Not Applicable

        11             Statement re: computation            Not            Not Applicable
                         of per share earnings            Required

        13                 Annual Report to                 13               Exhibit 13
                         Security Holders

        16          Letter re: change in certifying         None           Not Applicable
                             accountants

        18          Letter re: change in accounting         None           Not Applicable
                              principles

        21             Subsidiary of Registrant             None           Not Applicable

        22            Published report regarding            None           Not Applicable
                     matters submitted to vote of
                            security holders

        28            Information from reports              None           Not Applicable
                          furnished to state
                         insurance regulatory
                               authorities

        99                Additional Exhibits               None           Not Applicable

_____________________________
* Filed as exhibits to the Registrant's Combined Form MHC-1/MHC-2 Application filed with the OTS on August 3, 1992, as amended on September 15, 1992, September 23, 1992, February 1, 1993, March 16, 1993 and April 14, 1993. All such previously filed documents are hereby incorporated by reference in accordance with Item 601 of Regulation S-B.

     (b)  Reports on Form 8-K:
          -------------------

     The Association filed a Current Report on Form 8-K on May 8, 1997 announcing the declaration of a three-for-two stock split, payable on June 13, 1997 to stockholders of record as of May 23, 1997.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 THE WAYNE SAVINGS AND LOAN COMPANY


Date:  June 30, 1997             By:  /s/ Charles F. Finn
                                      ----------------------------------
                                      Charles F. Finn, President and Chief
                                      Executive Officer

     Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



By: /s/ Charles F. Finn                    By: /s/ A. Lee Miller
    ---------------------------------          ---------------------------------
    Charles F. Finn, President, Chief          A. Lee Miller, Senior Vice
    Executive Officer and Director             President,  Treasurer and
    (Principal Executive Officer)              Controller
                                               (Principal Financial/Accounting
                                               Officer)

Date: June 30, 1997                        Date: June 30, 1997


By: /s/ Kenneth G. Rhode                   By: /s/ Donald E. Massaro
    ---------------------------------          ---------------------------------
    Kenneth G. Rhode, Director                 Donald E. Massaro, Director

Date: June 30, 1997                        Date: June 30, 1997


By: /s/ James C. Morgan                    By: /s/ Terry A. Gardner
    ---------------------------------          ---------------------------------
    James C. Morgan, Director                  Terry A. Gardner, Director

Date: June 30, 1997                        Date: June 30, 1997

By: /s/ Russell L. Harpster                By: /s/ Joseph L.Retzler
    ---------------------------------          ---------------------------------
    Russell L. Harpster, Director              Joseph L. Retzler, Director

Date: June 30, 1997                        Date:  June 30, 1997

                                   EXHIBIT 13

                       1997 ANNUAL REPORT TO STOCKHOLDERS

                              1997 ANNUAL REPORT
                              ------------------
                                TO STOCKHOLDERS




                            [ARTWORK APPEARS HERE]



                      THE WAYNE SAVINGS AND LOAN COMPANY

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                               CORPORATE PROFILE


  Established in 1899, The Wayne Savings and Loan Company has been serving the financial needs of the residents of Wayne, Holmes, Ashland, and Medina counties in Ohio for 98 years. Headquartered in downtown Wooster, Ohio, the Company also operates full-service branch offices in Wooster, Millersburg, Ashland, Rittman, and Lodi. Throughout its long history and many economic cycles, Wayne Savings has enjoyed a fine reputation for stability, safety and soundness, and community service. The Company also has been well known for its sound management, consistent profitability, and quality, personal service.

  Wayne Savings converted to the stock form of ownership in 1993 through the formation of a mutual holding company named Wayne Savings Bankshares M.H.C. The Company's common stock is traded on the NASDAQ Stock Market under the symbol "WAYN."

  The mission of Wayne Savings is to excel in customer service as a sound, independent, profitable, and progressive community bank dedicated to providing an array of services responsive to the financial needs of people in our communities, with an emphasis on home financing and household savings, and to provide for the security and development for our employees.


                               BOARD OF DIRECTORS


                [PHOTOGRAPH OF BOARD OF DIRECTORS APPEARS HERE]

Seated: Charles F. Finn, President, CEO, Kenneth G. Rhode, Chairman, Russell L. Harpster
Standing:  Joseph L. Retzler, Terry A. Gardner, James C. Morgan, Donald E.
           Massaro


-------------------------------------- 3  --------------------------------------

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS


                                                                            Page
President's Letter........................................................     7
Building for Tomorrow.....................................................     9
Selected Financial and Other Data.........................................    13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations............................................................    16
Stockholder Information...................................................    22
Common Stock and Related Matters..........................................    23
Report of Independent Certified Public Accountants........................    24
Statements of Financial Condition.........................................    25
Statements of Earnings....................................................    26
Statements of Stockholders' Equity........................................    27
Statements of Cash Flows..................................................    28
Notes to Financial Statements.............................................    30



                              [MAP APPEARS HERE]
-----------
Main Office
-----------

*  Wooster
   151 N. Market Street

--------------
Branch Offices
--------------

 .  Ashland
   233 Claremont Avenue

 .  Lodi
   303 Highland Drive

 .  Millersburg
   90 North Clay Street

 .  Rittman
   237 North Main Street

 .  Wooster
   1926 Cleveland Road


-------------------------------------- 5 ---------------------------------------

                              PRESIDENT'S LETTER


[PHOTOGRAPH OF CHARLES F. FINN APPEARS HERE]
             Charles F. Finn
   President and Chief Executive Officer



TO OUR STOCKHOLDERS
AND CUSTOMERS:

  We are very gratified by the accomplishments and events of the fiscal year ended March 31, 1997, Wayne Savings' 98th year of providing quality financial services to our community. It was another year of favorable operating results, and considerable progress was made in implementing our strategic plan to keep Wayne Savings thriving as a community bank in a changing financial services environment.

  Two non-recurring charges affected net earnings for the year, but both charges will have a very positive effect going forward. As a result of favorable legislation on September 30, 1996, all banking institutions in the United States with deposits insured by the FDIC Savings Association Insurance Fund were assessed 65.7 cents for every $100 of deposits to bring the fund to the required level. For Wayne Savings, the one-time assessment amounted to $1.3 million, or $887,000 after-tax, equal to $.40 per share. We also took a fixed asset write-off to prepare for the construction of our new Cleveland Point Financial Center in Wooster, which amounted to $75,000 after-tax, or $.03 per share.

  Before the above one-time charges, net earnings totaled $1.7 million, or $.75 per share, an increase of 18.4% over net earnings of $1.4 million, or $.64 per share, in the prior year. We are pleased with the increase in core earnings, which resulted primarily from a $322,000 increase in net interest income over the previous year. After booking the SAIF assessment and fixed asset write-off, net earnings totaled $709,000 or $.32 per share.

  We are relieved the long-standing issue regarding the recapitalization of the FDIC-SAIF fund was settled and the fund is now at full strength. For Wayne Savings, we now have competitive equality with all banking institutions, as our deposit insurance premiums have been reduced from 23 cents to 6.4 cents per $100 of deposits. While the SAIF recapitalization was costly, it sets the stage for the modernization of the financial services industry, which will be considered by Congress in the year ahead.

  Wayne Savings experienced growth in all key areas in fiscal 1997. Total assets on March 31, 1997 amounted to $252.2 million, up $3.7 million from $248.5 million at the end of the prior year. Stockholders' equity increased

                                                        (continued on next page)


-------------------------------------- 7 ---------------------------------------

                          PRESIDENT'S LETTER (con't.)



  $263,000 to a new total of $23.1 million, resulting in a tangible capital-to-assets ratio of 9.17%. Deposit account balances increased from $210.2 million to $211.4 million, while net loans receivable increased from $206.5 million to $209.4 million.

  Asset quality remains strong and capital levels are well in excess of regulatory requirements. Wayne Savings again received a Five-Star rating for safety and soundness in each of the four quarters of fiscal 1997 from Bauer Financial Reports Inc., a nationally recognized firm that rates financial institutions. This is the highest rating awarded to banks.

  We have been pleased by investors' confidence in Wayne Savings and your interest in our common stock. During the fiscal year ended March 31, 1997, the price of our common stock increased 27%. In fiscal 1997, our stockholders received quarterly dividends totaling $.61 per share. On April 24, 1997, your Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend, which was distributed on June 12, 1997. All information in this report pertaining to stock price, earnings per share, and dividends have been adjusted to reflect the stock split.

  As I touched on earlier, technological and competitive forces are re-shaping the delivery of financial services. In the past year, we took strategic actions to position Wayne Savings for continued growth, profitability, and expanded services in this new world of banking. These actions, which are outlined in more detail on the following pages, included instilling a marketing and sales culture throughout the Company, technology advancements, expanded products and services, office facilities improvements, market area expansion, and corporate restructuring.

  In this era of consolidation and ever larger financial conglomerates, we believe community banks like Wayne Savings will be the first and best choice of consumers who prefer more personalized service. We are committed to maintaining our focus on providing the same friendly, responsive, and accurate service that generations of customers have come to expect of us.

 Our directors, officers, and staff thank you for your continued confidence and support.


                         Sincerely,

                         /s/ Charles F. Finn

                         Charles F. Finn
                         President and Chief Executive Officer


-------------------------------------- 8 ---------------------------------------

                             BUILDING FOR TOMORROW
                                                             [LOGO APPEARS HERE]

                           REVIEW OF ACCOMPLISHMENTS


INCREASING SHAREHOLDER VALUE

  Since Wayne Savings' conversion to the stock form of ownership, Management and the Board of Directors have remained focused on maximizing investment value for our stockholders. Since the initial stock offering in June, 1993, charter stockholders have experienced a 200% price appreciation in Wayne Savings common stock. At December 31, 1996, stockholders had realized a one year total return of 29.24% on their investment and a two year total return of 56.86%.

  We have also continued our policy of paying a continuing stream of above-average quarterly dividends. In the past year, our stockholders received a total of $.61 per share in quarterly dividends, and the divided yield based on the March 31, 1997 stock price was 3.54%

  An Automatic Dividend Reinvestment Plan was introduced last year, which enables our stockholders to purchase additional shares of Wayne Savings' common stock at market value without having to pay brokerage commissions and service charges. This is a convenient and inexpensive way for investors to increase their holdings of our common stock. There was a very favorable response to the plan. Of the 852 registered shareholders, there were 307 enrolled as of the end of the last quarter, a 36% participation rate.

  We remain committed to enhancing the franchise value of the Company in the future by intelligently investing in people, marketing, new business opportunities, strategic branch locations, and technology.


                [PHOTOGRAPH OF SENIOR MANAGEMENT APPEARS HERE]

Left to right: Wanda Christopher-Finn, Executive Vice President, Chief Administrative Officer; Gary C. Miller, Senior Vice President, Loan Origination Division; A. Lee Miller, Senior Vice President, Finance/Accounting Division; Todd J. Tappel, Senior Vice President, Director of Planning, Corporate Secretary


MID-TIER STOCK HOLDING COMPANY

  In January, 1997, your Board of Directors approved a plan of corporate restructuring which will provide for establishing a stock holding company to be named Wayne Savings Bankshares Inc. Upon completion of the reorganization, Wayne Savings Bankshares, M.H.C., the present mutual holding company, will own a majority of the common stock of the new stock holding company, which will own 100% of the common stock of The Wayne Savings and Loan Company. Existing stockholders will be asked to exchange each share of Wayne Savings' common stock



------------------------------------- 9 ----------------------------------------

                         BUILDING FOR TOMORROW (con't.)



for one share of common stock in the new stock holding company.

  Completion of the reorganization is subject to regulatory and stockholder approval. An application was filed with the Office of Thrift Supervision and stockholders will be asked to approve the plan of reorganization at the annual meeting in July, 1997.

  The mid-tier holding company structure will provide opportunities that are not currently available to us in our current form of organization. The reorganization will permit the stock holding company to make investments, diversify business activities, or complete acquisitions for the benefit to all stockholders. The stock holding company will also be able to repurchase shares of its common stock, if this is deemed a desirable investment of capital resources.

MARKETING AND SALES CULTURE

  We believe building and maintaining valuable customer relationships is vital to enhancing the franchise value of Wayne Savings. The competition for customer relationships from banks and non-banks has increased dramatically, prompting us to place a great deal of emphasis on instilling a marketing and sales culture that permeates the entire company. The objectives of the program were to improve product profitability, increase market share, improve customer retention, and increase the number of products per household through company-wide cross-selling.

  It is our feeling that employees who produce should be rewarded, so a system of incentive payments was established for the successful cross-selling of new products. A Retail Sales Support Manager was appointed to train employees in cross-selling techniques, coordinate and encourage sales efforts, and administer incentive awards. By utilizing Marketing Customer Information technology (MCIF), we were able to increase the number of products used by existing customers through direct mail, cross-selling, and telephone marketing. This also enabled us to spend our advertising dollars more judiciously through target marketing.

  As part of the new marketing emphasis, we also developed a Relationship Banking program, which included customer incentives for utilizing more than one product, a School Outreach program to teach financial concepts to students, and a stepped-up Officer Call program to maintain consistent contacts with community realtors and builders.

  The first-year results of our cross-selling initiative has been quite encouraging. The cross-sales ratio for the year was 25%, meaning that one new product was sold for each four contacts. During a spring promotion to increase the volume of home equity lines of credit, our staff exceeded the total goal by 20%.

  We are quite proud of our great team of officers and staff for the enthusiastic way in which they quickly adapted to our new sales program.

TECHNOLOGY ADVANCEMENTS

  In the past year, Wayne Savings successfully completed a full conversion to our "in-house" data processing system after utilizing an independent service bureau for 21 years. The software vendor is Data Dimensions Inc., Orlando, Florida. A wide area network links a Unysis A7 main-frame computer with personal computers at all offices and departments. This new state-of-the art system provides faster customer service, greater accessibility of information through an expanded data base, and improved operating efficiencies.

  In connection with the data processing conversion, we also installed a computerized mortgage loan origination system to eliminate the manual preparation of documents. The loan origination system is in use at all offices and is connected to the main-frame computer. This technology has enabled us to speed-up the time from application to closing, resulting in better customer and realtor relations, and it has produced efficiencies in our loan processing department.

  With the rapid changes in technology and growing information requirements, we felt it was important to gain independence and control over our data processing capabilities. Our new in-house computer systems should enable us to be more responsive to customer service needs and to utilize the latest advancements in technology.

  Our new technology already has enabled us to introduce a great new, cost-free service for the added convenience of our customers. A complete on-line telephone banking system, known as TELEBANKER, now allows customers access to their accounts 24 hours a day- 7 days a week. With this innovative new service, customers can transfer funds from one account to another, make loan payments, obtain balance inquiries, find out whether specific checks have cleared, and check on the amount of the last deposit. Since its inception, TELEBANKER has been very popular with our customer base. Besides the customer service benefits, we expect TELEBANKER to result in improved efficiencies as more staff will be freed up from handling routine phone calls.


------------------------------------- 10 ---------------------------------------

  Also, Wayne Savings recently doubled the number of Automatic Teller Machine locations. By installing ATM's at our Millersburg, Rittman, and Lodi offices, customers at each Wayne Savings location are now served by a drive-up ATM. As it has become common for banks to surcharge non-customers for cash withdrawals, the installation of ATM's at all offices became especially important.

NEW PRODUCTS

  In the past year, Wayne Savings took a major step to broaden the range of financial products available for customers. Through an affiliation with Lifestyle Financial Investments Inc., a subsidiary of Great American Life Insurance Company of Cincinnati, Ohio, the sale of tax-deferred fixed annuities was introduced at all offices of Wayne Savings. The introduction of the fixed annuity product meets consumer demand within our market areas for alternative investments in conjunction with insured deposits accounts. This new alternative investment product is not federally insured, but the safety of principal is backed by the financial stability of Great American Life Insurance Company, which is rated "A" (excellent) by A.M. Best Insurance Company rating service.

  The fixed annuity product offers a tax-deferred retirement account alternative to our customers and it provides Wayne Savings with a new source of fee income and earnings. The availability of the fixed annuity enhances our cross-sell strategy to develop multiple account customers across all product lines. We are also now poised to expand into the offering of other types of alternative investments when we choose.

  In implementing the fixed annuity program, Wayne Savings chose not to utilize outside sales persons. Instead, we decided to train and license some of our staff members. Following intensive training, nine members of our staff passed the State of Ohio examination and are now licensed insurance agents. One of these qualified and licensed representatives is available at each Wayne Savings location to discuss the suitability of fixed annuities for our customers' investment portfolios.

  On the lending side of the business, Wayne Savings introduced a new bi-weekly mortgage loan product as an option to the traditional monthly payment mortgage. Available with an automatic payment transfer from a checking account, the new product results in an accelerated amortization of the loan balance and reduced total interest costs over the life of the loan. We also modified and expanded terms on lot loans to make the purchase of land more affordable for our customers, and we enhanced the terms on home equity lines of credit to make this tax-advantaged product more attractive and affordable. In fiscal 1997, we experienced a 7% increase in mortgage loan volume and a 32% increase in home equity line of credit balances.

  Wayne Savings remains committed to providing affordable housing programs to low-to-moderate income home buyers. We have participated strongly in the USDA Guaranteed Rural Housing Loans program, which makes loans available at special terms for purchase and construction of single family homes in rural areas. Wayne Savings is currently the leading lender in our market area in the Rural Housing Loan program.

FACILITIES EXPANSION


                            [ART WORK APPEARS HERE]

                Main Office, 151 North Market, Wooster, Ohio


  To position Wayne Savings for future growth and expanded services to customers, a major renovation of the Company's main office in downtown Wooster was begun in October 1996. Two separate additions to the existing structure will provide combined new work space of

------------------------------------- 11 ---------------------------------------
approximately 2700 square feet. The architecture and materials for the additions were designed to blend with the original building. The expanded areas will contain an Operations Center, a Board/Conference room, and a Training center.

                            [ARTWORK APPEARS HERE]

                Cleveland Point Financial Center, Wooster, Ohio

  Due to the growth of residential and commercial development occurring in Wooster, Ohio, it became necessary to consider expansion of our branch facility at the Cleveland Road site. Through the purchase of two adjacent land parcels, we were able to recently begin construction of a new Cleveland Point Financial Center to replace the existing Cleveland Road branch office. The new two-story financial center will have three drive-in lanes with a drive-up ATM and a walk-in vault with safe deposit boxes. The parking area will be greatly enlarged and traffic flow will be improved. A full range of financial services is planned when the new facility opens for business in late 1997. The existing Cleveland Road office will remain open until construction is complete. The expansion will result in improved customer convenience, and it is expected to increase deposit and loan growth at this location.

MARKET EXPANSION

  Wayne Savings has filed an application with the State of Ohio to establish a presence in the growing community of North Canton, Ohio, which is located in Stark County. An existing bank building on South Main Street in North Canton was recently purchased to house the planned new operation. The one-story brick building, formerly occupied by a large regional bank, is situated in a primarily residential area, and it has three drive-in lanes and walk-in vault. The office will be managed and staffed by local personnel. The expansion into Stark County will provide a new source for growth in retail deposits, home loans, and consumer loans. We are excited about the opportunity to bring our personalized banking services to the North Canton community. A fall, 1997 opening is projected.

One ship drives east, and another west
With the self-same winds that blow
Tis the set of the sails
And not the gales
Which decides the way to go.

                 --Ella Wheeler Wilcox

-------------------------------------- 12 --------------------------------------

                       SELECTED FINANCIAL AND OTHER DATA


  The following table sets forth certain financial and other data of The Wayne Savings and Loan Company ("Wayne Savings" or the "Company") at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and related notes included elsewhere herein.

                                                At March 31,
                             -------------------------------------------------
                               1997      1996       1995      1994      1993
                             --------  --------   --------  --------  --------
                                               (In Thousands)
Selected Financial
 Condition Data
Total assets...............  $252,175  $248,503   $241,359  $239,614  $238,047
Loans receivable, net/1/...   209,404   206,513    201,857   182,963   178,873
Mortgage-backed
 securities/2/.............       873     1,929      2,920     4,032     4,714
Investment securities/3/...    24,470    19,675     25,542    33,114    26,605
Cash and cash
 equivalents/4/............     7,606    10,190      3,073    11,389    18,193
Deposits...................   211,442   210,158    205,497   216,873   222,363
Stockholders' equity/5/....    23,115    22,852     21,860    20,358    13,671

/1/ Includes loans held for sale.
/2/ Includes mortgage-backed securities held as either available for sale or held for sale.
/3/ Includes certificates of deposit in other financial institutions.
/4/ Includes cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold.
/5/ Consists of only retained earnings as of March 31, 1993.

                                               Year Ended March 31,
                                     -------------------------------------------
                                      1997      1996     1995     1994     1993
                                     -------  -------  -------  -------  -------
                                                    (In Thousands)
Selected Operating Data:
Interest income............          $18,719  $18,328  $17,360  $18,262  $18,734
Interest expense...........           10,610   10,541    9,249    9,844   11,733
                                     -------  -------  -------  -------  -------
  Net interest income......            8,109    7,787    8,111    8,418    7,001
Provision for loan losses..               20       20       25      110       65
                                     -------  -------  -------  -------  -------
  Net interest income
   after provision
    for loan losses........            8,089    7,767    8,086    8,308    6,936
Other income...............              575      607      489      856    1,406
General, administrative
  and other expense/1/.....            7,588    6,189    6,051    5,948    6,789
                                     -------  -------  -------  -------  -------
Earnings before income
 taxes.....................            1,076    2,185    2,524    3,216    1,553
Federal income taxes.......              367      774      882    1,044      505
                                     -------  -------  -------  -------  -------
  Net earnings/1/..........          $   709  $ 1,411  $ 1,642  $ 2,172  $ 1,048
                                     =======  =======  =======  =======  =======

/1/ The fiscal year ended March 31, 1997 includes a one-time charge of $1.3 million to recapitalize Savings Associations Insurance Fund ("SAIF") and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the Cleveland Road location. Without these charges, operating data would have been as follows:

General, administrative
 and other expense.........          $ 6,132

Net earnings...............          $ 1,671

-------------------------------------- 13 --------------------------------------

                             FINANCIAL HIGHLIGHTS

    As of and for the years ended March 31, 1997, 1996, 1995, 1994 and 1993


                                 NET EARNINGS

                                (Millions)
                FY 93           1.048
                FY 94           2.172
                FY 95           1.642
                FY 96           1.411
                FY 97            .709


                              NET INTEREST MARGIN


                FY 93           3.07
                FY 94           3.62
                FY 95           3.51
                FY 96           3.30
                FY 97           3.40


                                 TOTAL ASSETS

                                (Millions)
                FY 93           238.047
                FY 94           239.614
                FY 95           241.359
                FY 96           248.503
                FY 97           252.175


                             STOCKHOLDERS' EQUITY

                                (Millions)
                FY 93           13.671
                FY 94           20.358
                FY 95           21.860
                FY 96           22.852
                FY 97           23.115


------------------------------------- 14 ---------------------------------------



                                        At or For the Year Ended March 31,
                                    -------------------------------------------
                                      1997     1996     1995     1994     1993
                                    -------  -------  -------  -------  -------
Key Operating Ratios and Other
 Data:
Return on average assets (net
 earnings divided by average
 total assets)/1/.................     .29%     .58%     .69%     .91%     .44%
Return on average equity (net
 earnings divided by average
 equity)/1/.......................    3.08     6.32     7.74    12.77     7.88
Average equity to average assets
 ratio............................    9.32     9.21     8.92     7.12     5.57
Equity to assets at period end....    9.17     9.20     9.06     8.50     5.80
Interest rate spread (difference
 between average yield on
 interest-earning assets and
 average cost of interest-
  bearing liabilities)............    3.03     2.92     3.18     3.32     2.92
Net interest margin (net interest
 income as a percentage of average
   interest-earning assets).......    3.40     3.30     3.51     3.62     3.07
General, administrative and other
  expense to average assets/1,2/..    3.07     2.57     2.54     2.48     2.38
Non-performing loans to loans
  receivable, net.................     .46     1.01      .83      .24      .29
Non-performing assets to total
 assets...........................     .70     1.35      .70      .19     1.11
Average interest-earning assets to
  average interest-bearing
   liabilities....................  108.35   108.48   108.16   106.98   102.91
Allowance for loan losses to
  non-performing loans............   95.01    42.57    58.32   214.54   162.81
Allowance for loan losses to
  non-performing assets...........   51.61    26.41    57.74   214.54    32.43
Net interest income after
 provision for loan losses, to
 general, administrative and other
 expense/1,2/.....................  106.60   124.77   133.65   140.77   121.98
Number of full-service offices....       6        6        6        6        6

/1/ The fiscal year ended March 31, 1997 includes a one-time charge of $1.3 million to recapitalize the SAIF and a $113,000 write-off of certain fixed assets relating to construction of a new facility at the existing Cleveland Road location. Without these charges, the operating ratios would be as follows:

Return on average assets..........     .67%
Return on average equity..........    7.26%
General, administrative and other
 expense to average assets........    2.48%
Net interest income after provision
for loan losses, to general,
administrative and other expense..  131.91%

/2/ In calculating this ratio, general, administrative and other expense does not include provisions for losses/gains on the sale of real estate acquired through foreclosure.

------------------------------------- 15 ---------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

  The Company's net earnings are primarily dependent on its net interest income, which is the difference between interest income earned on its loan, mortgage-backed securities, and investment portfolios, and its cost of funds consisting of interest paid on deposits and borrowings. The Company's net earnings also are affected by its provision for loan losses, as well as the amount of other income, including fees and service charges, and general, administrative and other expense, such as salaries and employee benefits, deposit insurance premiums, occupancy and equipment costs, and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

Business Strategy

  The Company's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. The Company has sought to implement this strategy in recent years by: (1) closely monitoring the needs of customers and providing personal, quality customer service; (2) emphasizing the origination of one- to four-family residential mortgage loans and consumer loans in the Company's market area; (3) reducing interest rate risk exposure by better matching asset and liability maturities and rates; (4) maintaining high asset quality; (5) maintaining a strong retail deposit base; and (6) maintaining capital in excess of regulatory requirements.

Analysis of Financial Condition and Results of Operations

  General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company reported net earnings of $709,000, $1.4 million and $1.6 million for fiscal years ended March 31, 1997, 1996 and 1995, respectively.

  In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters: (1) management's determination of the amount of allowance for loan losses; (2) the effect of changes in interest rates; (3) changes in deposit insurance premiums; (4) management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

  Interest Income. Interest income totaled $18.7 million for the fiscal year ended March 31, 1997, an increase of $391,000, or 2.1% over interest income of $18.3 million for the fiscal year ended March 31, 1996. The increase was primarily due to an increase in the average yield on interest-earning assets, to 7.85% for the fiscal year ended March 31, 1997, from 7.77% for the fiscal year ended March 31, 1996, and by a $2.5 million, or 1.1% increase in average interest-earning assets from $236.0 million to $238.5 million. Interest income on loans receivable for the year ended March 31, 1997 totaled $17.1 million, an increase of $419,000, or 2.5% over the previous year. This increase resulted from an increase in the average loans receivable balance from $206.8 million to $209.2 million and an increase in the average yield from 8.05% to 8.15%. Interest income on mortgage-backed securities decreased by $50,000, or 34.0%, from $147,000 to $97,000. This decrease was caused by a $1.4 million decrease in the average balance of mortgage-backed securities, which was partially offset by the yield increasing from 5.36% to 7.15%. Interest income on investment securities decreased by $45,000, or 5.3%, from $850,000 to $805,000. This decrease was caused by a $1.3 million, or 9.5%, decrease in the average balance of investment securities, which was partially offset by an increase in the yield on those securities from 6.04% to 6.31%. The decrease in the average balance is a result of using proceeds from maturing securities to fund loan growth. The increase in yield is due to the increase in short term interest rates over the past year. Interest income from interest bearing deposits increased by $67,000, or 9.7%, from $691,000 to $758,000. The increase was caused by an increase of $2.8 million in the average balance outstanding, which was partially offset by a decrease in the yield from 5.58% to 5.00%. The increase in the average balance outstanding is a result of short term investment of deposit growth. The decrease in the yield is due to the decrease in short term interest rates over the past year.

  Interest income totaled $18.3 million for the fiscal year ended March 31, 1996, an increase of $968,000, or 5.6%, over interest income of $17.4 million for the fiscal year ended

------------------------------------- 16 ---------------------------------------

March 31, 1995. The increase was primarily due to an increase in the average yield on interest-earning assets to 7.77% for the fiscal year ended March 31, 1996, from 7.50% for the fiscal year ended March 31, 1995, coupled with a $4.6 million, or 2.0%, increase in average interest-earning assets from $231.4 million to $236.0 million. Interest income on loans receivable for the year ended March 31, 1996 totaled $16.6 million, an increase of $1.3 million, or 8.2%, over the previous year. This increase resulted from an increase in the average loans receivable balance from $192.8 million in fiscal 1995 to $206.8 million in fiscal 1996 and an increase in the average yield from 7.98% to 8.05%. Interest income on mortgage-backed securities decreased by $46,000, or 23.8%, from $193,000 for the fiscal year ended March 31, 1995 to $147,000 for fiscal 1996. This decrease was caused by a decrease in the average balance of $580,000 and the yield decreasing from 5.81% to 5.36%. Interest income on investment securities decreased by $68,000, or 7.4% from $918,000 in fiscal 1995 to $850,000 in fiscal 1996. This decrease resulted from a $3.5 million, or 20.1%, decrease in the average balance of investment securities, which was partially offset by an increase in the yield on those securities from 5.21% in 1995 to 6.04% in 1996. The decrease in the average balance was a result of using proceeds from maturing securities to fund loan growth. The increase in yield was due to the increase in short term interest rates during fiscal 1996. Interest income from interest bearing deposits decreased by $178,000, or 20.5%, from $869,000 in 1995 to $691,000 in 1996. The decrease was caused by a decrease of $5.3 million in the average balance outstanding, which was partially offset by an increase in the yield from 4.92% to 5.58%. The decrease in the average balance outstanding was due to using a portion of these deposits to fund loan growth. The increase in the yield was also due to the increase in short term interest rates over fiscal 1996.

  Interest Expense. Interest expense for the fiscal year ended March 31, 1997 totaled $10.6 million, an increase of $69,000, or .7% over interest expense of $10.5 million for the fiscal year ended March 31, 1996. The increase was a result of an increase in the average interest-bearing liabilities to $220.1 million from $217.5 million, which was partially offset by a decrease in the average cost of funds, to 4.82% in the current year from 4.85% in the previous fiscal year. Interest expense on deposits increased by $233,000, or 2.4%, to $10.0 million from $9.8 million in the previous fiscal year. This increase was caused by a $3.9 million increase in the average deposits outstanding, from $204.4 million for fiscal 1996 to $208.3 million in fiscal 1997 and an increase in the average cost of deposits to 4.80% from 4.78%. Interest expense on borrowings for the fiscal year ended March 31, 1997 was $604,000, a decrease of $164,000 from the previous fiscal year. The decrease was due to an $1.3 million decrease in the average balance outstanding and a decrease in the average cost of borrowings to 5.10% from 5.83%.

  Interest expense for the fiscal year ended March 31, 1996 totaled $10.5 million, an increase of $1.3 million, or 14.0% over interest expense of $9.2 million for the fiscal year ended March 31, 1995. The increase was a result of an increase in the average cost of funds to 4.85% in fiscal 1996 from 4.32% in the previous fiscal year, and an increase in the average interest-bearing liabilities to $217.5 million from $213.9 million. Interest expense on deposits increased by $775,000, or 8.6%, to $9.8 million from $9.0 million in the previous fiscal year. This increase was caused by an increase in the cost of deposits to 4.78% from 4.30%, which was partially offset by a decrease in the average balance of deposits outstanding to $204.4 million from $209.2 million. Interest expense on borrowings for the fiscal year ended March 31, 1996 totaled $768,000, an increase of $517,000 over the previous fiscal year. The increase was due to an $8.4 million increase in the average balance outstanding and an increase in the average cost of borrowings to 5.83% from 5.26%.

  Net Interest Income. Net interest income totaled $8.1 million for the year ended March 31, 1997, an increase of $322,000, or 4.1%, over net interest income of $7.8 million for the fiscal year ended March 31, 1996. The increase in net interest income resulted primarily from the increase in the Company's average yield on loans to 8.15% for the year ended March 31, 1997 from 8.05% for the year ended March 31, 1996.

  Net interest income totaled $7.8 million for the year ended March 31, 1996, a decrease of $324,000 or 4.0%, from net interest income of $8.1 million for the fiscal year ended March 31, 1995. The decrease in net interest income resulted primarily from the reduction in the Company's net interest rate spread to 2.92% for the year ended March 31, 1996 from 3.18% for the year ended March 31, 1995, which was partially offset by an improvement in the Company's ratio of average interest-earning assets to average interest-bearing liabilities to 108.5% from 108.2%.

  Provision for Loan Losses. The Company maintains an allowance for loan losses based on prior loss experience, the level of non-performing and problem loans in the portfolio, and the potential effects on the portfolio of general economic conditions. The Company's allowance for loan losses was $914,000, or .44% of loans receivable at March 31, 1997, $888,000, or .43% of loans receivable at March 31, 1996, and $981,000, or .49% of loans receivable at March 31, 1995. The Company maintained its provision for loan losses at $20,000 for fiscal years ended March 31, 1997, and 1996, primarily because management has deemed the level of valuation allowances adequate given the risk inherent in the loan portfolio and management's assessment of the

------------------------------------- 17 ---------------------------------------
collateral securing non-performing loans. The Company decreased its provision for loan losses to $20,000 for the fiscal year ended March 31, 1996, from $25,000 for the fiscal year ended March 31, 1995, primarily as a result of the Company's low level of non-performing loans during fiscal 1997.

  At March 31, 1997, 1996, and 1995, respectively, the Company's loss allowance was primarily composed of $684,000, $878,000, and $966,000, of general allowance as defined by Office of Thrift Supervision ("OTS") regulations. The breakdown of general loss allowances and specific loss allowances is made for regulatory accounting only. General loan valuation allowances are added back to capital in computing risk-based capital. Both general and specific loss allowances are charged against earnings. The financial statements of the Company are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") and, accordingly, provisions for loan losses are based on management's assessment of the factors set forth above. The Company reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances.

  Other Income. Other income, consisting primarily of gains on the sale of loans, service fees and charges on deposit accounts decreased by $32,000, or 5.3%, to $575,000 for the year ended March 31, 1997, from $607,000 for the fiscal year ended March 31, 1996. The decrease was primarily attributed to a decrease of $33,000 in gain on sale of fixed-rate mortgage loans due to a lower volume of sales during the fiscal year ended March 31, 1997. Fixed-rate mortgage loans totaling $1.9 million were sold in the fiscal year ended March 31, 1997 as compared to $3.1 million in the fiscal year ended March 31, 1996.

  Other income increased by $118,000, or 24.1%, to $607,000 for the year ended March 31, 1996, from $489,000 for the fiscal year ended March 31, 1995. The increase was primarily attributable to an increase of $103,000 in gain on sale of fixed-rate mortgage loans due to a higher volume of sales during the fiscal year ended March 31, 1996, and a more favorable interest rate environment.

  General Administrative and Other Expense. General, administrative and other expense, consisting primarily of employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, and other operating expenses, totaled $7.6 million for the year ended March 31, 1997, an increase of $1.4 million, or 22.6% over fiscal 1996. The increase was primarily attributed to a $1.2 million, or 230.7%, increase in federal deposit insurance premiums and a $165,000 increase in loss on disposition of office premises and equipment. The increase in federal deposit insurance premiums was due to the one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). The assessment was finalized at $.657 per $100 of deposits as of March 31, 1995, which amounted to $1.3 million, or $887,000 after taxes for the Company. The increase in loss on disposition of office premises and equipment was due to the write-off of certain fixed assets relating to the construction of the new facility at the Cleveland Road branch.

  General, administrative and other expense, totaled $6.2 million for the year ended March 31, 1996, an increase of $138,000, or 2.3%. The increase was primarily attributed to a $115,000, or 70.6%, increase in franchise taxes and a $72,000, or 2.2%, increase in employee compensation and benefits, which were partially offset by a $46,000, or 5.3% decrease in occupancy and equipment expense and a $36,000, or 100% increase in gain on disposition of office premises and equipment. The increase in franchise taxes was caused by continued growth in the Company's equity capital. The increase in employee compensation and benefits was due primarily to normal merit adjustments coupled with a reduction in deferred loan origination costs as a result of decreased lending volume. The decline in occupancy and equipment expense was primarily attributed to decreased data processing costs resulting from the Company's conversion to an in-house system. The gain on disposition of office premises is related to the sale of teller equipment which was replaced when the Company converted to an in-house data processing system.

  Income Taxes. The provision for income taxes totaled $367,000 for the year ended March 31, 1997, compared to $774,000 for the year ended March 31, 1996. The decrease in income taxes reflected the lower levels of pre-tax earnings for the period ended March 31, 1997.

  The provision for income taxes totaled $774,000 for the year ended March 31, 1996, compared to $882,000 for the year ended March 31, 1995. The decrease in income taxes generally reflected the lower levels of pre-tax earnings for the period ended March 31, 1996.

------------------------------------- 18 ---------------------------------------

Average Balance Sheet

  The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.


                                                                      Year Ended March 31,
                              ----------------------------------------------------------------------------------------------------
                                            1997                               1996                             1995
                              ----------------------------------------------------------------------------------------------------
                              Average                  Average     Average               Average    Average               Average
                              Balance     Interest    Yield/Cost   Balance   Interest  Yield/Cost   Balance   Interest  Yield/Cost
                              --------    ---------   ----------   -------   -------   ----------   -------   --------  ----------
                                                                     (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net.....    $209,219     $17,059         8.15%  $206,775   $16,640        8.05%  $192,764   $15,380        7.98%
 Mortgage-backed
  securities/1/............       1,357          97         7.15      2,740       147        5.36      3,320       193        5.81
 Investment securities.....      12,750         805         6.31     14,083       850        6.04     17,632       918        5.21
 Interest-bearing
  deposits/2/..............      15,171         758         5.00     12,381       691        5.58     17,663       869        4.92
                               --------     -------     --------   --------   -------    --------   --------   -------    --------
   Total interest-earning
    assets.................     238,497      18,719         7.85    235,979    18,328        7.77    231,379    17,360        7.50
                                            -------     --------              -------    --------              -------    --------
Non-interest-earning assets       8,553                               6,422                            6,449
                               --------                            --------                         --------
  Total assets.............    $247,050                            $242,401                         $237,828
                               ========                            ========                         ========
Interest-bearing liabilities:
 Deposits..................    $208,289      10,006         4.80   $204,353     9,773        4.78   $209,151     8,998        4.30
 Borrowings................      11,835         604         5.10     13,176       768        5.83      4,772       251        5.26
                               --------     -------     --------   --------    -------    --------   -------   -------    --------
  Total interest-bearing
   liabilities.............     220,124      10,610         4.82    217,529    10,541        4.85    213,923     9,249        4.32
                                            -------     --------              -------    --------              -------    --------
Non-interest-bearing
 liabilities...............       3,901                               2,559                            2,689
                               --------                            -------                          --------
  Total liabilities........     224,025                             220,088                          216,612
Stockholders' equity.......      23,025                              22,313                           21,216
                               --------                            --------                         --------
  Total liabilities and
   stockholders' equity....    $247,050                            $242,401                         $237,828
                               ========                            ========                         ========
Net interest income........                 $ 8,109                           $ 7,787                          $ 8,111
                                            =======                           =======                          =======
Interest rate spread/3/....                                 3.03%                            2.92%                            3.18%
                                                        ========                         ========                         ========
Net yield on interest-
 earning assets/4/.........                                 3.40%                            3.30%                            3.51%
                                                        ========                         ========                         ========
Ratio of average interest-
 earning assets to average
 interest-bearing
 liabilities...............                               108.35%                          108.48%                          108.16%
                                                        ========                         ========                         ========

/1/ Includes mortgage-backed securities designated as available for sale.

/2/ Includes federal funds sold and interest-bearing deposits in other financial institutions.

/3/ Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

/4/ Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

------------------------------------- 19 ---------------------------------------

Rate/Volume Analysis

   The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume) which have been allocated proportionately between changes in rate and changes in volume; and (iv) the net change.

                                                                       Year Ended March 31,
                                        ----------------------------------------------------------------------------------
                                                    1997 vs. 1996                                1996 vs. 1995
                                        -------------------------------------        -------------------------------------
                                          Increase (Decrease)        Total             Increase (Decrease)        Total
                                                Due to              Increase                 Due to              Increase
                                        ------------------------                     ------------------------
                                         Volume           Rate     (Decrease)         Volume           Rate     (Decrease)
                                        --------        --------   ----------        --------        --------    --------
                                                                          (In thousands)
Interest income attributable to:
 Loans receivable.....................  $    204        $    215   $      419        $  1,127        $    133    $  1,260
 Mortgage-backed securities...........       (87)             37          (50)            (32)            (14)        (46)
 Other interest-earning assets........        61             (39)          22            (489)            243        (246)
                                        --------        --------   ----------        --------        --------    --------
  Total interest-earning assets.......       178             213          391             606             362         968
Interest expense attributable to:
 Deposits.............................       190              43          233            (210)            985         775
 Borrowings...........................       (74)            (90)        (164)            487              30         517
                                        --------        --------   ----------        --------        --------    --------
  Total interest-bearing liabilities..       116             (47)          69            (277)          1,015       1,292
                                        --------        --------   ----------        --------        --------    --------
 Increase (decrease) in
   net interest income................  $     62        $    260   $      322        $    329        $    653    $   (324)
                                        ========        ========   ==========        ========        ========    ========

--------------------------------------------------------------------------------
Asset and Liability Management-Interest Rate Sensitivity Analysis

   The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

   The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating adjustable rate mortgage ("ARM") loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments. However, particularly in a low interest rate environment, which currently exists, borrowers typically prefer fixed rate loans to ARM loans. Accordingly, ARM loan originations were very limited during the fiscal year ended March 31, 1997. The Company seeks to lengthen the maturities of its deposits by promoting longer-term certificates; however, the Company has not been successful in lengthening the maturities of its deposits in the current low interest rate environment. The Company also negotiates interest rates on certificates of deposit of $100,000 or more.

   The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's assets and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Board of Directors has adopted a policy that requires the Company to maintain a gap between negative 10% and positive 10%. As of March 31, 1997, based on internal calculations, the Company's gap position was within the approved range.

-------------------------------------- 20 --------------------------------------

Liquidity and Capital Resources

   The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5%. The Company's liquidity ratio averaged 15.3% during the month of March 1997 and 13.1% during the fiscal year ended March 31, 1997. The Company adjusts liquidity as appropriate to meet its asset and liability management objectives.

   The Company's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired level of deposits and cost of funds. In addition, the Company invests excess funds in federal funds, and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Federal funds sold and other assets qualifying for liquidity outstanding at March 31, 1997, 1996, and 1995, amounted to $32.3 million, $30.9 million, and $30.7 million, respectively. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements.

   A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash were net earnings, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.

   Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank ("FHLB") which provide an additional source of funds. At March 31, 1997, the Company had $16.0 million in outstanding advances from the FHLB.

   At March 31, 1997, the Company had outstanding loan commitments of $2.1 million. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at March 31, 1997, totaled $99.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

Impact of Inflation and Changing Prices

   The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

   In October 1995, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans.

   Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Company will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25 and, therefore, the disclosure provision of SFAS No. 123 will have no effect on its financial condition or results of operations.

   In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations,

-------------------------------------- 21 --------------------------------------
makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

   An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability or the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

   SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

   SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material effect on the Company's financial position or results or operations.

   In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, the Company's basic and diluted earnings per share for the year ended March 31, 1997 would have each been $.32.


                            STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

Annual Meeting

   The Annual Meeting of Stockholders will be held at 10:00 a.m. on July 24, 1997, at the Black Tie Affair
Conference Center, 50 Riffel Road, Wooster, Ohio.

Special Counsel

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue NW
Washington, D.C. 20015

Independent Auditors

Grant Thornton LLP
625 Eden Park Drive
Suite 900
Cincinnati, Ohio 45202

Transfer Agent

Chase Mellon Shareholder Services
Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

Annual Report on Form 10-KSB

   A copy of the Association's Form 10-KSB for the fiscal year ended March 31, 1997, will be furnished without charge to stockholders as of June 13, 1997, upon written request to the Corporate Secretary, The
Wayne Savings and Loan Company, 151 North Market
Street, Wooster, Ohio 44691 (330) 264-5767.

Investor Information

Executive Offices
The Wayne Savings and Loan Company
151 N. Market Street . P.O. Box 858
Wooster, Ohio 44691
(330) 264-5767

-------------------------------------- 22 --------------------------------------

                       COMMON STOCK AND RELATED MATTERS


   Effective June 23, 1993, the Company reorganized from mutual to stock form and established Wayne Savings Bankshares, M.H.C., a mutual holding company (the "Holding Company"). The Company's initial public offering of Common Stock closed on June 23, 1993. Shares of Common Stock were issued and sold in that offering at $5.77 (adjusted) per share. On June 12, 1997 and June 11, 1996, the Company paid a three-for-two stock split and a 5% stock dividend, respectively. References herein to an adjusted number of shares or price per share reflect an adjustment due to these stock distributions.

   The Company's Common Stock trades over-the-counter on the Nasdaq SmallCap Market using the symbol "WAYN." The following table sets forth the high and low trading prices of the Company's Common Stock (adjusted) during the two most recent fiscal years, together with the cash dividends declared (adjusted).


Fiscal Year Ended                           Cash Dividends
March 31, 1996        High       Low           Declared
----------------     ------     ------      --------------
First quarter        $12.07     $11.43           $.127
Second quarter        12.70      11.43            .127
Third quarter         14.60      12.70            .140
Fourth quarter        14.60      13.65            .140


Fiscal Year Ended                           Cash Dividends
March 31, 1997        High       Low              Declared
----------------     ------     ------      --------------
First quarter        $14.67     $13.33           $.147
Second quarter        13.33      12.67            .153
Third quarter         16.33      12.83            .153
Fourth quarter        18.17      15.83            .153

   As of April 10, 1997, the Company had 852 stockholders of record and 2,247,993 outstanding shares (adjusted) of Common Stock. This does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

   Payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

   OTS regulations impose limitations upon all "capital distributions" by savings associations, including cash dividends, payments by a savings association to repurchase or otherwise acquire its stock, payments to stockholders of another savings association in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of the date hereof, the Company was a Tier 1 association. Accordingly, under the OTS capital distribution regulations, the Company would be permitted to pay dividends during any calendar year up to 100 percent of its net income during that calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year.

   In addition to the foregoing, earnings of the Company appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Company on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Company in a manner that would limit the Company's bad debt deduction or create federal tax liability.

   Regulations of the OTS governing mutual holding companies permit the Holding Company to waive the receipt by it of any dividend declared by the Company on the Common Stock, provided that OTS does not object to such waiver. The Holding Company has and currently intends to continue to seek OTS approval in order to waive its share of dividends declared on the Common Stock.

-------------------------------------- 23 --------------------------------------

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                                                       Suite 900
                                                       625 Eden Park Drive
                                                       Cincinnati, OH 45202-4181
                                                       513 762-5000
                                                       FAX 513 241-6125

                   [GRANT THORNTON LETTERHEAD APPEARS HERE]


              Report of Independent Certified Public Accountants
              --------------------------------------------------

Board of Directors
The Wayne Savings and Loan Company

We have audited the accompanying statements of financial condition of The Wayne Savings and Loan Company as of March 31, 1997 and 1996, and the related statements of earnings, stockholders' equity and cash flows for each of the three years ended March 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Wayne Savings and Loan Company as of March 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended March 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP

Cincinnati, Ohio
May 20, 1997

-------------------------------------- 24 --------------------------------------

                       STATEMENTS OF FINANCIAL CONDITION

                                As of March 31,
                 (Dollars in thousands, except per share data)


                                                             1997       1996
                                                           --------   --------
ASSETS
Cash and due from banks..................................  $  1,302   $  1,220
Federal funds sold.......................................     1,125      2,475
Interest-bearing deposits in other financial
 institutions............................................     5,179      6,495
                                                           --------   --------
    Cash and cash equivalents............................     7,606     10,190
Certificates of deposit in other financial institutions..     7,500      5,000
Investment securities -- at amortized cost, approximate
 market value of $16,904 and $14,687 as of
 March 31, 1997 and 1996.................................    16,970     14,675
Mortgage-backed securities designated as available for
 sale -- at market.......................................       378        434
Mortgage-backed securities held to maturity -- at cost,
 approximate market value of $497 and $1,497 as of
 March 31, 1997 and 1996.................................       495      1,495
Loans receivable -- net..................................   209,404    206,513
Office premises and equipment -- at depreciated cost.....     3,991      3,665
Real estate acquired through foreclosure -- net..........       809      1,277
Federal Home Loan Bank stock -- at cost..................     2,531      2,362
Accrued interest receivable on loans.....................     1,139      1,196
Accrued interest receivable on mortgage-backed
 securities..............................................         7         12
Accrued interest receivable on investments and
 interest-bearing deposits...............................       226        245
Prepaid expenses and other assets........................       790      1,299
Prepaid federal income taxes.............................       329         62
Deferred federal income taxes............................      --           78
                                                           --------   --------
    Total assets.........................................  $252,175   $248,503
                                                           ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits.................................................  $211,442   $210,158
Advances from the Federal Home Loan Bank.................    16,000     14,000
Loan payable to Employee Stock Ownership Plan............        35        125
Advances by borrowers for taxes and insurance............       701        582
Accrued interest payable.................................       226        192
Accounts payable on mortgage loans serviced for others...       126        241
Other liabilities........................................       382        353
Deferred federal income taxes............................       148       --
                                                           --------   --------
    Total liabilities....................................   229,060    225,651
Commitments..............................................      --         --
Stockholders' equity
Common stock (20,000,000 shares of $1.00 par value
 authorized; 1,498,889 and 1,423,514 shares issued and
 outstanding at March 31, 1997 and 1996, respectively)...     1,499      1,424
Additional paid-in capital...............................     5,844      4,407
Retained earnings -- substantially restricted............    15,777     17,132
Less required contributions for shares acquired by
 Employee Stock Ownership Plan...........................       (35)      (125)
Shares acquired by Management Recognition Plan...........      --          (15)
Unrealized gains on securities designated as available
 for sale, net of related tax effects....................        30         29
                                                           --------   --------
    Total stockholders' equity...........................    23,115     22,852
                                                           --------   --------
    Total liabilities and stockholders' equity...........  $252,175   $248,503
                                                           ========   ========

The accompanying notes are an integral part of these statements.

------------------------------------- 25 ---------------------------------------

                             STATEMENTS OF EARNINGS

                          For the year ended March 31,
                 (Dollars in thousands, except per share data)

                                                   1997      1996       1995
                                                 -------    -------    -------
Interest income:
  Loans........................................   $17,059   $16,640    $15,380
  Mortgage-backed securities...................        97       147        193
  Investment securities........................       805       850        918
  Interest-bearing deposits and other..........       758       691        869
                                                  -------   -------    -------
     Total interest income.....................    18,719    18,328     17,360

Interest expense:
  Deposits.....................................    10,006     9,773      8,998
  Borrowings...................................       604       768        251
                                                  -------   -------    -------
     Total interest expense....................    10,610    10,541      9,249
                                                  -------   -------    -------

     Net interest income.......................     8,109     7,787      8,111
Provision for losses on loans..................        20        20         25
                                                  -------   -------    -------
     Net interest income after provision for
      losses on loans..........................     8,089     7,767      8,086

Other income:
  Gain (loss) on sale of loans.................        56        89        (14)
  Gain on sale of real estate acquired through
   foreclosure.................................      --           9       --
  Service fees, charges and other operating....       519       509        503
                                                  -------   -------    -------
     Total other income........................       575       607        489

General, administrative and other expense:
  Employee compensation and benefits...........     3,271     3,284      3,212
  Occupancy and equipment......................       789       828        874
  Federal deposit insurance premiums...........     1,779       538        559
  Franchise taxes..............................       291       278        163
  (Gain) loss on disposition of office
   premises and equipment......................       129       (36)      --
  Other operating..............................     1,329     1,297      1,243
                                                  -------   -------    -------
     Total general, administrative and other
      expense..................................     7,588     6,189      6,051
                                                  -------   -------    -------
     Earnings before income taxes..............     1,076     2,185      2,524

Federal income taxes:
  Current......................................       142       339      1,039
  Deferred.....................................       225       435       (157)
                                                  -------   -------    -------
    Total federal income taxes.................       367       774        882
                                                  -------   -------    -------
     NET EARNINGS..............................   $   709   $ 1,411    $ 1,642
                                                  =======   =======    =======
     EARNINGS PER SHARE........................   $   .32   $   .64    $   .75
                                                  =======   =======    =======


The accompanying notes are an integral part of these statements.

------------------------------------- 26 ---------------------------------------

                       STATEMENTS OF STOCKHOLDERS' EQUITY

               For the years ended March 31, 1997, 1996 and 1995
                 (Dollars in thousands, except per share data)

                                                                                                   Unrealized gains
                                                                                                     (losses) on
                                                                                                      securities      Total
                                                      Additional               Shares     Shares    designated as    stock-
                                              Common    paid-in    Retained   acquired   acquired     available     holders'
                                              stock     capital    earnings    by ESOP    by MRP       for sale      equity
                                              ------   ---------   --------   --------    -------     ----------    --------
Balance at April 1, 1994....................  $1,275     $4,098    $15,443      $(323)     $(135)           --      $20,358
Stock dividend..............................     128        --        (128)       --         --             --          --
Principal payments on loan to ESOP..........     --         --         --         103        --             --          103
Amortization of Management Recognition Plan.     --          70        --         --          60            --          130
Stock options exercised.....................       9         75        --         --         --             --           84
Designation of securities as available for
 sale upon adoption of SFAS No. 115, net of
 related tax effects........................     --         --         --         --         --              58          58
Net earnings for the year ended
 March 31, 1995.............................     --         --       1,642        --         --             --        1,642
Cash dividends of $.47 per share............     --         --        (493)       --         --             --         (493)
Unrealized losses on securities designated
 as available for sale, net of related
 tax effects................................     --         --         --         --         --             (22)        (22)
                                              ------     ------    -------     ------      -----         ------     -------
Balance at March 31, 1995...................   1,412      4,243     16,464       (220)       (75)            36      21,860
Principal payments on loan to ESOP..........     --         --         --          95        --             --           95
Amortization of Management Recognition Plan.     --          68        --         --          60            --          128
Stock options exercised.....................      12         96        --         --         --             --          108
Net earnings for the year ended
 March 31, 1996.............................     --         --       1,411        --         --             --        1,411
Cash dividends of $.70 per share............     --         --        (743)       --         --             --         (743)
Unrealized losses on securities designated
 as available for sale, net of related
 tax effects................................     --         --         --         --         --              (7)         (7)
                                              ------     ------    -------     ------      -----         ------     -------
Balance at March 31, 1996...................   1,424      4,407     17,132       (125)       (15)            29      22,852
Principal payments on loan to ESOP..........     --          57        --          90        --             --          147
Amortization of Management Recognition Plan.     --         --         --         --          15            --           15
Stock options exercised.....................       4          35       --         --         --             --           39
Net earnings for the year ended
 March 31, 1997.............................     --         --         709        --         --             --          709
Stock dividend..............................      71      1,345     (1,424)       --         --             --           (8)
Cash dividends of $.61 per share............     --         --        (640)       --         --             --         (640)
Unrealized gains on securities designated
 as available for sale, net of related
 tax effects................................     --         --         --         --         --               1           1
                                              ------     ------    -------     ------      -----         ------     -------
Balance at March 31, 1997...................  $1,499     $5,844    $15,777      $ (35)     $ --          $   30     $23,115
                                              ======     ======    =======     ======      =====         ======     =======

The accompanying notes are an integral part of these statements.

------------------------------------- 27 ---------------------------------------

                           STATEMENTS OF CASH FLOWS


                         For the year ended March 31,

                                            1997        1996        1995
                                          --------    --------    --------
                                                   (In thousands)
Cash flows from operating
 activities:
 Net earnings for the year..............  $    709    $  1,411    $  1,642
 Adjustments to reconcile net
  earnings to net cash provided by
  (used in) operating activities:
  Amortization of discounts and
   premiums on loans, investments and
   mortgage-backed securities -- net....         2          72         210
  Amortization of deferred loan
   origination fees.....................      (338)       (342)       (447)
  Depreciation and amortization.........       402         213         235
  (Gain) loss on disposition of
   office premises and equipment........       129         (36)        --
  (Gain) loss on sale of loans..........       (27)        (43)         14
  Proceeds from sale of loans in
   the secondary market.................     1,957       3,141       1,385
  Loans originated for sale in the
   secondary market.....................    (1,901)     (3,103)       (263)
  Provision for losses on loans.........        20          20          25
  Gain on sale of real estate
   acquired through foreclosure.........       --           (9)        --
  Federal Home Loan Bank stock
   dividends............................      (169)       (157)       (131)
  Amortization expense of employee
   stock benefit plans..................        64         128         130
  Increase (decrease) in cash due
   to changes in:
   Accrued interest receivable on
    loans...............................        57          16           4
   Accrued interest receivable on
    mortgage-backed securities..........         5           5           8
   Accrued interest receivable on
    investments and interest-bearing
    deposits............................        19         175         128
   Prepaid expenses and other assets....       509        (424)       (272)
   Accrued interest payable.............        34          86          55
   Accounts payable on mortgage
    loans serviced for others...........      (115)       (263)       (205)
   Other liabilities....................        29        (206)        (43)
   Federal income taxes
    Current.............................      (267)       (103)        614
    Deferred............................       225         435        (157)
                                          --------    --------    --------
      Net cash provided by
       operating activities.............     1,344       1,016       2,932

Cash flows provided by (used in)
 investing activities:
 Purchase of investment securities......   (10,000)     (5,032)     (6,979)
 Proceeds from the maturity of
  investment securities.................     7,713       7,030      11,006
 Principal repayments on
  mortgage-backed securities............     1,048         952       1,120
 Loan principal repayments..............    43,266      36,943      34,823
 Loan disbursements.....................   (45,868)    (42,549)    (54,441)
 Purchase of office premises and
  equipment.............................      (857)     (1,185)       (241)
 Proceeds from sale of office
  equipment.............................       --           55         --
 Proceeds from sale of real estate
  acquired through foreclosure..........       468          26         --
 (Increase) decrease in
  certificates of deposit in other
  financial institutions -- net.........    (2,500)      3,825       3,375
                                          --------    --------    --------
      Net cash provided by (used
       in) investing activities.........    (6,730)         65     (11,337)
                                          --------    --------    --------
      Net cash provided by (used
       in) operating and investing
       activities
       (balance carried forward)........    (5,386)      1,081      (8,405)
                                          --------    --------    --------

-------------------------------------- 28 --------------------------------------

                         For the year ended March 31,

                                            1997         1996        1995
                                          --------     --------    --------
        Net cash provided by                        (In thousands)
         (used in) operating and
         investing activities (balance
         brought forward)...............  $ (5,386)    $ 1,081     $( 8,405)

Cash flows provided by (used in)
 financing activities:
  Net increase (decrease) in deposit
   accounts.............................     1,284        4,661     (11,376)
  Proceeds from Federal Home Loan Bank
   advances.............................    26,000       38,500      24,000
  Repayments of Federal Home Loan Bank
   advances.............................   (24,000)     (36,500)    (12,000)
  Advances by borrowers for taxes and
   insurance............................       119           10        (126)
  Dividends paid on common stock........      (640)        (743)       (493)
  Proceeds from the exercise of stock
   options..............................        39          108          84
                                          --------     --------    --------
        Net cash provided by financing
         activities.....................     2,802        6,036          89
                                          --------     --------    --------
Net increase (decrease) in cash and cash
 equivalents............................    (2,584)       7,117      (8,316)

Cash and cash equivalents at beginning
 of year................................    10,190        3,073      11,389
                                          --------     --------    --------
Cash and cash equivalents at end of
 year...................................  $  7,606     $ 10,190    $  3,073
                                          ========     ========    ========

Supplemental disclosure of cash flow
 information:
  Cash paid during the year for:
    Federal income taxes................  $    396     $    410    $    460
                                          ========     ========    ========
    Interest on deposits and borrowings.  $ 10,576     $ 10,455    $  9,194
                                          ========     ========    ========
Supplemental disclosure of noncash
 investing activities:
  Transfers from loans to real estate
   acquired through foreclosure.........  $   --       $  1,344    $     17
                                          ========     ========    ========
  Transfers of mortgage-backed
   securities to an available
   for sale classification..............  $   --       $   --      $    587
                                          ========     ========    ========
  Unrealized gains (losses) on
   securities designated as available
   for sale, net of related tax effects.  $      1     $     (7)   $    (22)
                                          ========     ========    ========
  Recognition of gains on sale of loans
   in accordance with SFAS No. 122......  $     29     $     46    $   --
                                          ========     ========    ========

The accompanying notes are an integral part of these statements.

-------------------------------------- 29 --------------------------------------

                         NOTES TO FINANCIAL STATEMENTS


                         March 31, 1997, 1996 and 1995


                        NOTE A - SUMMARY OF SIGNIFICANT
                              ACCOUNTING POLICIES

   The Wayne Savings and Loan Company (the "Company") conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

   The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

   The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

1. Investment Securities and
   Mortgage-Backed Securities

   The Company accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. At March 31, 1997 and 1996, the Company's equity accounts reflected a net unrealized gain of $30,000 and $29,000, respectively. Realized gains or losses on sales of securities are recognized using the specific identification method.

2. Loans Receivable

   Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and amortization of premiums and accretion of discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

   Interest is accrued as earned unless the collectability of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

   The Company retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates generally differ from the loan's contractual interest rate resulting in a "yield differential." In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of the loans sold. Normal servicing fees are determined by reference to the stipulated servicing fee set forth in the loan sale agreement. Such fees approximate the Company's normal servicing costs. The resulting capitalized excess servicing fee is amortized to operations over the estimated life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower, then adjustments are made prospectively.

   In May 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

   SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

-------------------------------------- 30 --------------------------------------

   SFAS No. 122 was effective for years beginning after December 15, 1995, (April 1, 1996, as to the Company) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application was prohibited, and earlier adoption was encouraged. Management elected early adoption of SFAS No. 122 in fiscal 1996. The Company recognized $29,000 and $46,000 in pre-tax gains on sales of loans during the fiscal years ended March 31, 1997 and 1996, respectively.

   The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 122, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

   The Company recorded amortization related to mortgage servicing rights totaling approximately $1,000 for the year ended March 31, 1997. There was no amortization recognized in fiscal 1996. At March 31, 1997 and 1996, the fair value of the Company's mortgage servicing rights totaled approximately $74,000 and $46,000, respectively.

   Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. The Company had not identified any loans as held for sale at March 31, 1997 and 1996.

3. Loan Origination Fees

   The Company accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits deferred loan origination costs to the direct costs attributable to the origination of a loan, i.e. principally, actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments will be deferred and amortized over the loan commitment period on a straight-line basis.

4. Allowance for Losses

   It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans (including development projects), and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

   In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement, which was amended by SFAS No. 118 as to certain income recognition provisions and financial statement disclosure requirements, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. SFAS No. 114 was effective for years beginning after December 15, 1994. The Company adopted SFAS No. 114 effective April 1, 1995, without material effect on financial condition or results of operations.

   A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in multi-family nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

   It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a

-------------------------------------- 31 --------------------------------------

                         March 31, 1997, 1996 and 1995


minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

   At March 31, 1997, the Company's investment in impaired loans, as defined, totaled approximately $601,000. The allowance for credit losses related to such impaired loans totaled $225,000.

   At March 31, 1996, the Company had no loans that would be defined as impaired under SFAS No. 114.

5. Office Premises and Equipment

   Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and declining-balance methods over the useful lives of the assets, estimated to be twenty to forty years for buildings and improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

6. Real Estate Acquired Through Foreclosure

   Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. Federal Income Taxes

   The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

   The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, certain components of retirement expense, general loan loss allowances, percentage of earnings bad debt deductions and mortgage servicing rights. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

8. Pension Plan

   The Company has a defined benefit pension plan covering all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to fund current service costs and amortization of past service costs. The Company's provision for pension expense was $114,000, $151,000 and $115,000 for the three years ended March 31, 1997, 1996 and 1995, respectively. These amounts reflect the expense computed by the Company's actuaries utilizing the modified aggregate funding method and implicitly assuming a 7.50% rate of return on plan assets. As of November 1, 1995, the most recent valuation date, the amount of net assets available for benefits was $1.1 million. The Company has not provided disclosures required by SFAS No. 87, "Accounting for Pension Plans," based upon materiality.

9. Retirement Plans and Stock Option Plans

   The Company has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires compensation expense recorded by employers to be measured based upon the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the plan totaled approximately $174,000, $210,000 and $185,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

   The Company also has a Management Recognition Plan ("MRP"). The MRP purchased 20,790 shares (adjusted for the Company's ten percent stock dividend paid during


-------------------------------------- 32 --------------------------------------
fiscal 1995) of the Company's common stock in the open market. All of the shares available under the plan were granted to executive officers of the Company effective upon consummation of the offering. Common stock granted under the MRP vested ratably over a three year period, commencing in June 1993. A provision of $28,000, $111,000 and $112,000 was charged to expense for the years ended March 31, 1997, 1996 and 1995, respectively.

10. Earnings Per Share

    Earnings per share is calculated based on the weighted-average number of common and common equivalent shares outstanding during the respective periods, adjusted to reflect a 5% stock dividend effected during the year ended March 31, 1997 and a three-for-two stock split to be effected on June 12, 1997. Dividends per share for the years ended March 31, 1997, 1996, and 1995, have also been adjusted to reflect the effect of such stock dividends and stock splits. There is no material dilutive effect attendant to the Company's Stock Option Plan.

    Earnings per share for the fiscal years ended March 31, 1997, 1996 and 1995, is based on 2,225,071, 2,211,269 and 2,201,165 weighted average shares outstanding.

11. Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits due from other financial institutions with original maturities of less than three months.

12. Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at March 31, 1997 and 1996:

Cash and cash equivalents: The carrying amounts presented in the statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

Certificates of deposit in other financial institutions: The carrying amounts presented in the statement of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the statement of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook and club accounts, money market deposits and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At March 31, 1997 and 1996 the difference between the fair value and notional amount of loan commitments was not material.

-------------------------------------- 33 --------------------------------------

                     NOTES TO FINANCIAL STATEMENTS (con't.)


                         March 31, 1997, 1996 and 1995


     Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at March 31 are as follows:


                                                1997                1996
                                        ------------------   ------------------
                                        Carrying    Fair     Carrying    Fair
                                         value      value     value      value
                                        -------   --------   -------   --------
                                                     (In thousands)
Financial assets
 Cash and certificates
  of deposits.........................  $ 15,106   $ 15,106  $ 15,190   $ 15,190
 Investment securities................    16,970     16,904    14,675     14,687
 Mortgage-backed
  securities..........................       873        875     1,929      1,931
 Loans receivable.....................   209,404    208,426   206,513    207,859
 Stock in Federal
  Home Loan Bank......................     2,531      2,531     2,362      2,362
                                        --------   --------  --------   --------
                                        $244,884   $243,842  $240,669   $242,029
                                        ========   ========  ========   ========
Financial liabilities
 Deposits.............................  $211,442   $205,718  $210,158   $205,920
 Advances from the Federal Home
  Loan Bank...........................    16,000     15,718    14,000     13,944
 Advances by borrowers for taxes
  and insurance.......................       701        701       582        582
                                        --------   --------  --------   --------
                                        $228,143   $222,137  $224,740   $220,446
                                        ========   ========  ========   ========


13. Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1997 financial statement presentation.

                            NOTE B - INVESTMENT AND
                          MORTGAGE-BACKED SECURITIES

     Carrying values and estimated fair values of investment securities at March 31 are summarized as follows:


                                               1997                 1996
                                        -------------------  ------------------
                                                  Estimated           Estimated
                                        Carrying    fair     Carrying    fair
                                         value      value     value      value
                                        --------  ---------  -------- ---------
                                                    (In thousands)
U. S. Government and agency
  obligations.........................  $ 16,789   $ 16,723  $ 14,487   $ 14,499
Municipal obligations.................       181        181       188        188
                                        --------   --------  --------   --------
                                        $ 16,970   $ 16,904  $ 14,675   $ 14,687
                                        ========   ========  ========   ========


     At March 31, 1997, the carrying value of the Company's investment securities in excess of estimated fair value was $66,000, comprised of $95,000 in gross unrealized gains and $161,000 in gross unrealized losses. At March 31, 1996, the estimated fair value of the Company's investment securities in excess of carrying value was $12,000, comprised of $67,000 in gross unrealized gains and $55,000 in gross unrealized losses.

     The amortized cost and estimated fair value of U. S. Government and agency obligations and municipal obligations at March 31, 1997 by term to maturity are shown below.

                                            Estimated
                                Amortized     fair
                                  cost        value
                                ---------   ---------
                                   (In thousands)
  Due in one year or less.....    $ 1,981     $ 1,982
  Due in one to three years...      9,499       9,404
  Due in three to five years..      5,000       4,936
  Due in over five years......        490         582
                                  -------     -------
                                  $16,970     $16,904
                                  =======     =======


     The Company had not pledged any investment or mortgage-backed securities to secure public deposits at either March 31, 1997 or 1996.

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at March 31, 1997 and 1996, including those designated as available for sale, are summarized as follows:


                                                  1997
                              --------------------------------------------
                                           Gross       Gross     Estimated
                              Amortized  unrealized  unrealized    fair
                                cost       gains       losses      value
                              ---------  ----------  ----------  ---------
                                           (In thousands)
Held-to-maturity REMICs...     $  495       $   2      $   --       $  497
                               ======       =====      ======       ======

Available for sale
  Government National
    Mortgage Association
    participation
    certificates..........     $  236       $  31      $   --       $  267

  Federal National
    Mortgage Association
    participation
    certificates..........         96          15          --          111
                               ------       -----      ------       ------
                               $  332       $  46      $   --       $  378
                               ======       =====      ======       ======


------------------------------------- 34 ---------------------------------------


                                               1996
                           --------------------------------------------
                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                           ---------  ----------  ----------  ---------
                                         (In thousands)
Held-to-maturity
 REMICs.................     $1,495      $   4       $   2      $1,497
                             ======      =====       =====      ======

Available for sale
 Government National
  Mortgage Association
  participation
  certificates..........     $  292      $  29       $   4      $  317

 Federal National
  Mortgage Association
  participation
  certificates..........         97         20          --         117
                             ------      -----       -----      ------
                             $  389      $  49       $   4      $  434
                             ======      =====       =====      ======


     The amortized cost of mortgage-backed securities, including those designated as available for sale at March 31, 1997, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


                                                       Amortized Cost
                                                       --------------
                                                       (In thousands)
 Due within three years..............................        $    495
 Due after five years................................             332
                                                             --------
                                                             $    827
                                                             ========


                           NOTE C - LOANS RECEIVABLE

     The composition of the loan portfolio at March 31 is as follows:


                                                               1997       1996
                                                             --------   --------
                                                                (In thousands)
Residential real estate - 1 to 4 family..............        $184,381   $177,267
Residential real estate - multi-family...............           5,491     10,215
Residential real estate - construction...............           5,717      5,250
Nonresidential real estate and land..................           6,519      6,831
Education............................................           4,355      4,504
Automobile...........................................           1,761      1,869
Consumer and other...................................           6,221      6,102
                                                             --------   --------
                                                              214,445    212,038
Less:
 Undisbursed portion of loans in process.............           2,111      2,540
 Deferred loan origination fees......................           2,016      2,097
 Allowance for loan losses...........................             914        888
                                                             --------   --------
                                                             $209,404   $206,513
                                                             ========   ========


     As depicted above, the Company's lending efforts have historically focused on residential and multi-family residential real estate loans, which comprise approximately $190.5 million, or 91%, of the total loan portfolio at March 31, 1997, and $187.2 million, or 91%, of the total loan portfolio at March 31, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

     As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $37.5 million, $41.5 million and $44.4 million at March 31, 1997, 1996 and 1995, respectively.

     In the normal course of business, the Company has made loans to its directors, officers and their related business interests. Related party loans must be made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. However, recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors, officers and their related business interests totaled approximately $400,000, $352,000 and $475,000 at March 31, 1997, 1996 and 1995, respectively.

                      NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended March 31:


                                    1997       1996       1995
                                   ------     ------     ------
                                       (In thousands)
Balance at beginning of year.....  $ 888      $ 981      $ 959
Provision for loan losses........     20         20         25
(Charge-offs) recoveries -- net..      6       (113)        (3)
                                   -----      -----      -----
Balance at end of year...........  $ 914      $ 888      $ 981
                                   =====      =====      =====


     As of March 31, 1997, the Company's allowance for loan losses was comprised of a general loan loss allowance of $684,000, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of $230,000.

     Nonaccrual and nonperforming loans totaled approximately $962,000, $2.1 million and $1.7 million at March 31, 1997, 1996 and 1995, respectively.

------------------------------------- 35 ---------------------------------------

                     NOTES TO FINANCIAL STATEMENTS (con't.)


                         March 31, 1997, 1996 and 1995


     During the years ended March 31, 1997, 1996 and 1995 interest income of approximately $62,000, $135,000 and $80,000, respectively, would have been recognized had nonaccrual loans been performing in accordance with contractual terms.

                    NOTE E - OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment at March 31 are comprised of the following:

                                                                1997        1996
                                                               ------      ------
                                                                  (In thousands)
Land and improvements.......................................    $1,355     $1,092
Office buildings and improvements...........................     2,477      2,477
Furniture, fixtures and equipment...........................     3,876      3,415
Automobiles.................................................        84         80
                                                                ------     ------
                                                                 7,792      7,064
Less accumulated depreciation and amortization..............     3,801      3,399
                                                                ------     ------
                                                                $3,991     $3,665
                                                                ======     ======


                               NOTE F - DEPOSITS

     Deposits consist of the following major classifications at March 31:


                                                 1997                      1996
                                               --------                  --------
Deposit type and weighted-                               (In thousands)
average interest rate
NOW accounts
 1997 - 2.23%................................  $ 19,228
 1996 - 2.23%................................                            $ 19,552
Passbook
 1997 - 2.98%................................    41,233
 1996 - 3.06%................................                              44,487
Money Market Investor
 1997 - 2.99%................................     9,815
 1996 - 3.00%................................                              10,593
                                               --------                  --------
Total demand, transaction and
 passbook deposits...........................    70,276                    74,632

Certificates of deposit
 Original maturities of:
 Less than 12 months
  1997 - 5.34%...............................    21,016
  1996 - 5.22%...............................                              13,209
 12 months to 24 months
  1997 - 5.38%...............................    44,136
  1996 - 5.58%...............................                              51,156
 25 months to 36 months
  1997 - 6.07%...............................    28,591
  1996 - 5.75%...............................                              25,296
 More than 36 months
  1997 - 6.61%...............................    16,995
  1996 - 6.60%...............................                              18,034
 Jumbo
  1997 - 6.12%...............................    30,428
  1996 - 6.30%...............................                              27,831
                                               --------                  --------
Total certificates of deposit................   141,166                   135,526
                                               --------                  --------
Total deposit accounts                         $211,442                  $210,158
                                               ========                  ========


Interest expense on deposits for the year ended March 31 is summarized as follows:


                                                  1997           1996          1995
                                                 ------         ------        ------
                                                            (In thousands)
Passbook.....................................    $1,291         $1,355        $1,565
NOW and money market deposit accounts........       750            758           819
Certificates of deposit......................     7,965          7,660         6,614
                                                 ------        -------       -------
                                                $10,006         $9,773        $8,998
                                                =======        =======       =======


     Maturities of outstanding certificates of deposit at March 31 are summarized as follows:


                                     1997              1996
                                    ------            ------
                                         (In thousands)
  Less than one year............   $ 99,684         $ 87,688
  One to three years............     37,486           42,859
  Over three years..............      3,996            4,979
                                   --------         --------
                                   $141,166         $135,526
                                   ========         ========


               NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at March 31, 1997 and 1996 by pledges of certain residential mortgage loans totaling $24.0 million and $21.0 million, respectively, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:


  Interest          Maturing in year
  Rate              ending March 31,    1997      1996
  -------           ----------------   ------    ------
                                        (In thousands)
  5.65%                  1997          $  -      $5,000
  5.55% - 5.85%          1998           7,000        -
  5.70% - 6.15%          1999           7,000     7,000
  6.20% - 6.35%          2001           2,000     2,000
                                     --------  --------
                                      $16,000   $14,000
                                     ========  ========

  Weighted-average interest rate         5.91%     5.89%
                                     ========  ========


------------------------------------- 36 ---------------------------------------

NOTE H - FEDERAL INCOME TAXES
  The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended March 31 as follows:

                                                          1997    1996     1995
                                                         ------  ------   ------
                                                             (In thousands)
Federal income taxes computed
  at statutory rate....................................   $366     $743    $858
Increase (decrease) in taxes
resulting from:
  Tax exempt interest..................................     (3)      (4)     (4)
  Other................................................      4       35      28
                                                        -------  ------- -------
Federal income tax provision per financial statements     $367     $774    $882
                                                        =======  ======= =======

  The composition of the Company's net deferred tax asset (liability) at March 31 is as follows:

                                                                   1997     1996
                                                                  ------   ------
                                                                  (In thousands)
Taxes (payable) refundable on temporary
differences at statutory rate:
  Deferred tax assets
    Deferred loan origination fees.....................           $ 238     $ 275
    General loan loss allowance........................             233       299
    Other..............................................              28        27
                                                                 -------   -------
  Deferred tax assets..................................             499       601
  Deferred tax liabilities
    Federal Home Loan Bank
      stock dividends..................................            (460)     (402)
    Book/tax depreciation differences..................            (104)      (39)
    Unrealized gains on securities
      designated as available for sale.................             (16)      (15)
    Percentage of earnings bad debt
      deduction........................................             (67)      (67)
                                                                 -------   -------
  Deferred tax liabilities.............................            (647)     (523)
                                                                 -------   -------
    Total deferred tax asset (liability)...............           $(148)    $  78
                                                                 =======   =======

  The Company was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The percentage of earnings bad debt deduction for additions prior to fiscal 1988 totaled approximately $2.7 million as of March 31, 1997. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $918,000 at March 31, 1997. See Note L for additional information regarding future percentage of earnings bad debt deductions.


                             NOTE I - COMMITMENTS

  The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

  At March 31, 1997 and 1996, the Company had outstanding commitments to originate or purchase fixed rate loans of approximately $1.5 million and $4.3 million, respectively, and adjustable rate loans of approximately $638,000 and $319,000, respectively. Additionally, the Company had unused lines of credit under home equity loans of $7.5 million at March 31, 1997. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

-------------------------------------- 37 --------------------------------------

                         March 31, 1997, 1996 and 1995


                       NOTE J - STOCKHOLDERS' EQUITY AND
                              REGULATORY CAPITAL

  The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% -5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

  As of March 31, 1997, management believes that the Company met all capital adequacy requirements to which it is subject.

                             As of March 31, 1997


                                                                    For capital
                          Actual                                 adequacy purposes
                      --------------     --------------------------------------------------------------------
                      Amount   Ratio              Amount                                 Ratio
                                                                 (In thousands)
Tangible capital      $23,078    9.2%    (greater than or equal to) $ 3,782   (greater than or equal to)  1.5%
Core Capital          $23,078    9.2%    (greater than or equal to) $ 7,565   (greater than or equal to)  3.0%
Risk-based capital    $23,762   17.4%    (greater than or equal to) $10,894   (greater than or equal to)  8.0%

                                                         To be "well-
                                                      capitalized" under
                                                      prompt corrective
                                                      action provisions
                         -------------------------------------------------------------------------
                                       Amount                                   Ratio
                         ---------------------------------        --------------------------------
                                               (In thousands)
Tangible capital         (greater than or equal to) $12,608       (greater than or equal to)  5.0%
Core Capital             (greater than or equal to) $15,130       (greater than or equal to)  6.0%
Risk-based capital       (greater than or equal to) $13,617       (greater than or equal to) 10.0%

================================================================================

  The Company's management believes that, under the current regulatory capital regulations, the Company will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

  Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year (ii) or 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Company had the ability to pay dividends of approximately $5.4 million at March 31, 1997.


NOTE K - STOCK OPTION PLAN

  The Company has an incentive Stock Option Plan that provides for the issuance of 72,765 shares of authorized, but unissued shares of common stock. The number of shares under option have been adjusted to reflect the 5% stock dividend declared and paid during the year ended March 31, 1997, and the three-for-two stock split declared April 24, 1997.


-------------------------------------- 38 --------------------------------------

  The following summarizes stock option transactions for the years ended March 31, 1997, 1996 and 1995:

                                             Option
                                 Number      price
                                of shares  per share   Total
                                ---------  ---------   ------
Outstanding at April 1, 1994       72,765    $5.772   $420,000
Options exercised                   2,780    $5.772     16,046
                                   ------             --------
Balance at March 31, 1995          69,985    $5.772    403,954
Options exercised                  13,270    $5.772     76,594
                                   ------             --------
Balance at March 31, 1996          56,715    $5.772    327,360
Options exercised                   6,849    $5.772     39,532
                                   ------             --------
Balance at March 31, 1997          49,866    $5.772   $287,828
                                   ======             ========

  The Company has a non-incentive Stock Option Plan that provides for the issuance of 31,185 (adjusted) shares of authorized, but unissued shares of common stock. The number of shares under option have been adjusted to reflect the 5% stock dividend declared and paid during the year ended March 31, 1997 and the three-for-two stock split declared April 24, 1997.

  The following summarizes stock option transactions for the years ended March 31, 1997, 1996 and 1995:

                                            Option
                                 Number      price
                                of shares  per share   Total
                                ---------  ---------   ------
Outstanding at April 1, 1994       31,185    $5.772   $180,000
Options exercised                  11,172    $5.772     64,485
                                   ------             --------
Balance at March 31, 1995          20,013    $5.772    115,515
Options exercised                   5,427    $5.772     31,325
                                   ------             --------
Balance at March 31, 1996
  and 1997                         14,586    $5.772   $ 84,190
                                   ======             ========

  At March 31, 1997, all of the stock options granted were subject to exercise at the discretion of the grantees and expire in 2003.

  On April 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for employee stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Such disclosures are not required for the Company since no stock options were granted in fiscal 1997. Management has determined that the Company will continue to account for stock based compensation pursuant to APB Opinion No. 25.


NOTE L - LEGISLATIVE DEVELOPMENTS

  The deposit accounts of the Company and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").
The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

  Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Company held $204.5 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.3 million, or $887,000 after tax, which was charged to operations in fiscal 1997.

  Under separate legislation related to the recapitalization plan, the Company is required to recapture as taxable income approximately $197,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute the reserve in the future. The Company has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.


NOTE M - PROPOSED REORGANIZATION

  During the fiscal year, the Board of Directors of the Company authorized the formation of a mid-tier holding company. This proposed reorganization is subject to shareholder and regulatory approval. The Company has deferred costs totaling approximately $22,000 in conjunction with the proposed reorganization.

-------------------------------------- 39 --------------------------------------

                         March 31, 1997, 1996 and 1995


NOTE N - QUARTERLY RESULTS OF OPERATIONS (unaudited)


  The following table summarizes the Company's quarterly results for the fiscal years ended March 31, 1997 and 1996. Certain amounts, as previously reported, have been reclassified to conform to the 1997 presentation.


                                                    For the three month periods ended
                              -----------------------------------------------------------------------
                              June 30, 1996   September 30, 1996   December 31, 1996   March 31, 1997
                              -------------   ------------------   -----------------   --------------
Total interest income......      $4,730             $4,661              $4,649             $4,679
Total interest expense.....       2,646              2,626               2,640              2,698
                                 ------             -------             ------             ------
Net interest income........       2,084              2,035               2,009              1,981
Provision for losses on
 loans.....................           5                  5                   5                  5
Other income...............         139                155                 146                134
General, administrative
 and other expense.........       1,567              3,018               1,540              1,462
                                 ------             -------             ------             ------
Earnings (loss) before
 income taxes (benefits)...         651               (833)                610                648
Federal income taxes
 (benefits)................         221               (283)                209                220
                                 ------             -------             ------             ------
Net earnings (loss)........      $  430             $ (550)             $  401             $  428
                                 ======             =======             ======             ======

                                                    For the three month periods ended
                              -----------------------------------------------------------------------
                              June 30, 1995   September 30, 1995   December 31, 1995   March 31, 1996
                              -------------   ------------------   -----------------   --------------
Total interest income......      $4,492             $4,592              $4,613             $4,631
Total interest expense.....       2,553              2,651               2,679              2,658
                                 ------             ------              ------             ------
Net interest income........       1,939              1,941               1,934              1,973
Provision for losses on
 loans.....................           5                  5                   5                  5
Other income...............         116                167                 172                152
General, administrative
 and other expense.........       1,551              1,553               1,573              1,512
                                 ------             ------              ------             ------
Earnings before income
 taxes.....................         499                550                 528                608
Federal income taxes.......         179                196                 192                207
                                 ------             ------              ------             ------
Net earnings...............      $  320             $  354              $  336             $  401
                                 ======             ======              ======             ======


-------------------------------------- 40 --------------------------------------